Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AKA Spirits Inc
83 Old Farm Road
Weston, CT 06883
https://tuckgin.com/

Up to $1,070,000.00 in Class B Common Stock at $50.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: AKA Spirits Inc
Address: 83 Old Farm Road, Weston, CT 06883
State of Incorporation: CT
Date Incorporated: May 08, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 200 shares of Class B Common Stock
Offering Maximum: $1,070,000.00 | 21,400 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $50.00
Minimum Investment Amount (per investor): $250.00

<u>Live perks</u>

Invest within the first 24 hours, receive 10% bonus shares.

<u>Volume</u>

Invest $500 - Premium TUCK Gin tee-shirt/baseball hat

Invest $1,000-- 3% bonus shares, TUCK Gin shot glasses and 15% off all e-comm purchases for 12M

Invest $2,500 -- 20% off all e-comm purchases for 12M and exclusive access to special merch

Invest $5,000 -- Investor special reserve single barrel TUCK barrel aged gin

Invest $10,000 --5% bonus shares, Investor special reserve single barrel TUCK barrel aged gin

Invest $25,000 -- 10.0% bonus shares, Investor special reserve single barrel TUCK barrel aged gin

Invest $50,000 --15% bonus shares, Free weekend trip to Greenport, NY to meet the founder team, distillery tour and tasting, share the vision etc.

Invest $100,000 -- 20% bonus shares, Free weekend trip to Greenport, NY to meet the founder team, distillery tour and tasting, share the vision etc.

<u>The 10% StartEngine Owners' Bonus</u>

Tuck Gin will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $50/ share, you will receive and own 110 shares for $5000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Any bonus shares received by an investor as a result of making a reservation in this Testing the Waters campaign and subsequently investing in an offering by the Company will be in addition to any bonus shares offered during the Company's live offering. For example, if we offer 10% bonus shares for making a reservation in this Testing the Waters ("TTW") campaign, and then an investor completes an investment in our live offering, and the live offering has an additional 10% bonus you are eligible for, you will receive both bonuses combined as a percentage of your original investment amount. If you purchase 100 shares, you will receive 120 shares total in the live offering (100 (original investment) + 10 (10% bonus shares from your TTW reservation) + 10 (10% bonus shares from the live offering perk).

<u>**TTW Reservation Perks***</u>

Reserve during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.

The Company may provide additional perks based on different criteria if and when the offering campaign becomes live.

**All Perks occur after the offering ends.*

The Company and its Business

Company Overview

AKA Spirits Inc is owns the awared-winning TUCK Gin brand and related ready-to-drink cocktails (RTDs). Although founded and based in Connecticut, our goal is to be a national if not an internationally recognized liquor brand. We are passionate about and only focus on our modern, American, craft gin and related RTDs, which in our opinion are both experiencing strong growth. We structured our business to be innovative in taste, process, and distribution. Our goal is to create an accessible flavorful liquor for new gin drinkers and for gin drinkers seeking something different, and to further this goal, we have created a range of gin-based cocktails that expand occasions to drink gin.

Competitors and Industry

We compete in the US gin market and ready-to-drink (RTD) cocktail markets. Our competition includes craft US gin brands such as Aviation, Barr Hill, Whale's Tail, Greenhook Ginsmiths etc. and liquor-based RTD brands such as Finnish Long Drink. We also compete with the global gin brands such as Hendricks, Monkey 47 and the Botanist. Although gin competes with other clear spirits it has been gaining market share worldwide.

The U.S. Gin market is valued at $2.74B and has an expected CAGR of 5.10%. The global RTD cocktail market was valued at $650M and has an expected CAGR of 12.1%.

Current Stage and Roadmap

We have established leading traditional distribution in CT and RI, have an e-comm platform up and running permitting direct to consumer in 27 states and have non-traditional additional distribution in 5 states including NY, FL and CA, for our gins and RTD products. We anticipate growing traditional distribution with a goal of 10 states in the next 24 months and national within 5 years along with targeted international distribution. We also anticipate to continue to release additional RTD cocktails and other explorations of our gin as we mature our brand.

The Team

Officers and Directors

Name: Jonathan Davies

Jonathan Davies's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Director, and Chief Tasting Officer, Co-founder
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Overseeing all aspects of the company's business and strategy. No salary or equity compensation has been paid to any of the Company's directors or officers in the preceding 12-months.

Other business experience in the past three years:

- **Employer:** RiskBusiness Services Ltd
  Title: Managing Director
  Dates of Service: January 01, 2003 - Present
  Responsibilities: Consulting

Name: Alexander Metviner

Alexander Metviner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President, Director, Strategic Planning and Co-founder
  Dates of Service: June 01, 2017 - Present
  Responsibilities: Working on all aspects of strategic planning and compliance. No salary or equity compensation has been paid to any of the Company's directors or officers in the preceding 12-months.

Name: Geoff Shafer

Geoff Shafer's current primary role is with IBM. Geoff Shafer currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Head of Brand and Creative, Co-Founder
  Dates of Service: May 08, 2018 - Present
  Responsibilities: Leading brand and creative asset development. No salary or equity compensation has been paid to any of the Company's directors or officers in the preceding 12-months.

Other business experience in the past three years:

- **Employer:** IBM
  Title: Senior Design Lead
  Dates of Service: March 01, 2020 - Present
  Responsibilities: Web design

Other business experience in the past three years:

- **Employer:** IBM
  Title: Independent Brand and Design Consultant
  Dates of Service: October 01, 2016 - March 01, 2020
  Responsibilities: Web design

Name: Fernando Alva Mirás

Fernando Alva Mirás's current primary role is with FJAM Worldwide. Fernando Alva Mirás currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Head of Sales and Social Media and Co-founder
  Dates of Service: September 01, 2019 - Present
  Responsibilities: Leading sales and social media efforts. No salary or equity compensation has been paid to any of the Company's directors or officers in the preceding 12-months.

Other business experience in the past three years:

- **Employer:** Derecktor Marine Holdings
  Title: Associate
  Dates of Service: February 28, 2021 - April 25, 2021
  Responsibilities: Brand strategy and marketing

Other business experience in the past three years:

- **Employer:** Nano Pet Products
  Title: President International Sales
  Dates of Service: December 01, 2017 - September 30, 2019
  Responsibilities: International Sales

Other business experience in the past three years:

- **Employer:** The Piston Foundation
  Title: Chief Marketing Officer
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Oversees marketing activities.

Other business experience in the past three years:

- **Employer:** Shina Investment Group
  Title: International Associate
  Dates of Service: April 01, 2017 - Present
  Responsibilities: Represents Shina's North American real estate portfolio.

Other business experience in the past three years:

- **Employer:** FJAM Worldwide
  Title: Principal
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Pairing ecological restoration operators with financing for permitted or entitled mitigation banks.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products, that people think it's a better option than a competing products, or that we will able to sell at a level that allows the Company to make a profit.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities

in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the liquor industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Common Shares in the amount of up to $1.07million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital and sales/marketing requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Class B Common Shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and

will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising, sales, and marketing budget our products will be able to gain traction in the marketplace at a faster rate. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us.

We are an early stage company and have not yet generated any profits
AKA Spirits Inc was formed on 05/08/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AKA Spirits Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and little revenue. If you are investing in this company, it's because you think that TUCK Gin and its related products are a good idea, that the team will be able to successfully market, and sell the products, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right

positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on government regulation including Federal and State. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including distilling, packing shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Licensing and Permits
The Company and its business will be subject to obtaining and maintaining permits and licensing, and regulated by governmental entities. The failure of the company to obtain any required license or permit in a timely fashion could delay or prevent the operating of the Business. Additionally, the failure to maintain such licenses or permits could adversely affect the operating of the company's business. The company's business will be subject to the jurisdiction of a variety of regulatory authorities and granting of licenses.

Third Party Reliance
We rely on third parties to provide a variety of essential business functions for us, including distilling, packing, shipping, accounting, legal work, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The cost of enforcing our trademarks could prevent us from enforcing them
Trademark litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an

uncertain outcome; or because we believe that the cost of enforcing our trademark(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property. As a result, if we are unable to enforce our trademark(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jonathan Davies	62,500	Class A Common Stock	49.0

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 21,400 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 125,000 with a total of 125,000 outstanding.

Voting Rights

3 votes per share

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 175,000 with a total of 7,294 outstanding.

Voting Rights

regular voting

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder of Class B Common Shares of the Company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $59,500.00
  Number of Securities Sold: 20,000
  Use of proceeds: Set up costs, general expenses and working capital, all money came from the founders.
  Date: April 30, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Common Stock
  Type of security sold: Equity

Final amount sold: $125,040.00
Number of Securities Sold: 5,210
Use of proceeds: General expenses and working capital
Date: December 09, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $60,500.00
  Number of Securities Sold: 105,000
  Use of proceeds: Set up costs and inventory
  Date: September 30, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $50,016.00
  Number of Securities Sold: 2,084
  Use of proceeds: General expenses and working capital2
  Date: March 13, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for the year to 04/30/2021 was $72,985. Revenue for the year 04/30/2020 was $83,950. Covid 19 significantly affected sales and the distribution of revenues for fiscal year 2021 particularly in NY and NJ in which we were unable to visit liquor stores, bars and restaurants with a greater proportion coming from CT. We also soft launched our first RTD product and had to promote that digitally only. We believe much of this shift, particularly for NY, will be reversed in 2022.

Cost of sales

Cost of sales for the year to 04/30/2021 was $48,531. Cost of sales for the year 04/30/2020 was $36,528. Our cost of goods sold per unit is higher than industry norms as it includes the direct labor and margin charged by our distillation partner. As a result, we expect our COGS to remain above industry norms. Cost of sales relatively went up due to the transition to fully traditional distribution and the introduction of the RTD which has a higher cost of sales.

Gross margins

Gross profit for the year 04/30/2021 was $24,454. Gross profit for the year 04/30/2020 was $47,422. Gross margins went down due to the transition to fully traditional distribution and the introduction of the RTD which has a relatively higher cost of sales.

Expenses

Expenses for the year 04/30/2021 were $42,564. Expenses for the year 04/30/2020 were $31,817. The expenses increased from the prior year due to increased promotional costs and e-commerce set up costs. The Company's expenses consist of, among other things, product development costs, distribution and warehousing costs, promotions costs, marketing and sales expenses and fees for professional services. Note the officers have not been compensated and there currently is no provision for deferred compensation arrangements. Founding shareholders have developed our product formulations, business plans, operations, and brand/marketing services for no compensation. A founding shareholder has provided legal services at no charge for the negotiated trademark, distilling and distribution contracts.

Major Expenses

We foresee our major expenses to be sales and marketing related. As we anticipate geographically expanding and extending our product offerings, we expect our expense base to increase accordingly. We plan to offset some of the increased delivery costs by looking for co-packers in additional locations.

Additional Discussion for events post 4/30/21

Except for the equity offering with StartEngine to which this filing relates, there have been no equity or debt issuances since the end of our fiscal year. The company's business and activities have proceeded relatively as planned within the context of the ongoing Covid 19 pandemic since April 30, 2021 and July 2021 when our updated financial statements were completed.

Historical results and cash flows:

We believe much of the effect of Covid 19 on sales and revenues, particularly for NY, was temporary and will be reversed in 2022.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Current cash at hand is approximately $30k. The Company can likely continue to raise capital from angel investors in order to meet liquidity needs and finance inventory and receivables, but a successful raise from this Reg CF offering is seen as a key component of the funding for our growth strategy. We have procured leading distribution and now need to support these states with sales and marketing spend to maximize the opportunity necessary to grow our brand. As shown in the "use of proceeds" section below the Company intends to use most of the capital raised for sales and marketing purposes.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Cash flow in the year to 04/30/2021 was generated mostly from equity issuances to fund the operating margins and provide liquidity as well as Covid 19 related loans. Additional capital raises and/or loans will be needed to fund the business through 2022 to fund the projected operating loss. This loss will be reduced as we grow our revenues by identifying and rotating to our distributors of choice and expanding distribution to new states. Also, we anticipate losses should be reduced as we release additional ready-to-drink (RTD) products. These drivers are now in place in the current fiscal year. The funds derived from this offering will be needed for increasing sales and marketing efforts which we believe should result in revenue growth. The executives currently do not plan to be compensated from the funds raised and there currently is no provision for deferred compensation arrangements.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to fund future growth in revenues and sales and marketing expenses necessary for such growth. Without these funds we are confident the Company will remain viable but anticipate any potential growth would be lackluster in comparison.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company anticipates that is will be able to operate for another 12 months if it raises the minimum with reduced expenditures on sales and marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company anticipates that is will be able to operate for another 24 months if it raises the maximum with increased spending on digital and traditional marketing and the hiring of sales resources.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future sources of capital available to the Company include additional reg CF or other public offerings, and/or raises from private transactions and additional lines of credit.

Indebtedness

- **Creditor:** US Treasury
  Amount Owed: $22,400.00
  Interest Rate: 3.75%
  Maturity Date: June 10, 2050

- **Creditor:** Chase
  Amount Owed: $17,500.00
  Interest Rate: 0.98%
  Maturity Date: November 01, 2022

- **Creditor:** Jonathan Davies
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  Maturity Date: March 15, 2023

Related Party Transactions

- **Name of Entity:** Fernando Alva Mirás
  Relationship to Company: Founder
  Nature / amount of interest in the transaction: $78,500 of fees paid
  Material Terms: Fernando provided $78,500 of sales and marketing services to the Company. The services provided were at fair market value. These services helped to establish markets in NY and CT.

- **Name of Entity:** Jonathan Davies

Relationship to Company: Director
Nature / amount of interest in the transaction: Jonathan Davies, the president of AKA Spirits Inc. personally provided a loan to the company for working capital
Material Terms: $10,000, 0% interest, 2 year loan, maturing on 03/15/2023

Valuation

Pre-Money Valuation: $6,614,700.00

Valuation Details:

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, are converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

Valuation Basis.

The company established its valuation by comparing AKA Spirits Inc to other Regulation Crowd Funding offerings in the liquor industry, specifically, Acre Mezcal. Acre Mezcal is currently raising funds at a valuation of $10M.

Like Acre Mezcal, AKA Spirits Inc engages in a similar business model with outsourced production and offers quality liquor products with similar winning accolades. In addition, we have an equivalent trailing 12-month revenue of approximately $84k compared to their gross revenue in 2020.

On the other hand, we believe AKA Spirits Inc excels in many growth drivers especially when compared to other liquor brands raising capital through Regulation Crowd Funding. For instance, our product portfolio (specifically the RTD products) in our opinion has a high current industry CAGR and is on-trend. We have established high caliber distribution partners (Connecticut Distributors Inc in CT and Mancini Beverage in Rhode Island). AKA Spirits Inc has a leading distilling partner in Matchbook Distilling Co. Finally, we have significant control over our liquor supply chain and few capacity constraints.

We believe a $6 -7m pre-valuation for AKA Spirits Inc is reasonable, especially when compared to other recent Regulation Crowd Funding offerings in the liquor industry.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  65.0%
  Digital marketing and other marketing related expenses.

- *Working Capital*
  31.5%
  Funding for increased inventory of flagship gin and growing range of RTD products, for increased botanical inventory and growing trade receivables (mainly from distribution), and other costs associated with production and procurement.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  Digital marketing, distribution incentives, marketing resources, samples and events, marketing materials and merchandise and other marketing related expenses.

- *Operations*
  28.0%
  Sales and sales support.

- *Working Capital*
  18.5%
  Funding for increased inventory of flagship gin and growing range of RTD products, for increased botanical inventory and growing trade receivables (mainly from distribution), and other costs associated with production and procurement.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than August 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://tuckgin.com/ (https://tuckgin.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/tuck-gin

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AKA Spirits Inc

[See attached]

AKA SPIRITS INC.
WESTON, CONNECTICUT

FINANCIAL STATEMENTS
APRIL 30, 2021 AND 2020

Prepared by:
Francis S. Infurchia & Company, LLC
Certified Public Accountants
July 30, 2021

AKA SPIRITS INC.

Financial Statements
For Years Ended April 30, 2021 and 2020

TABLE OF CONTENTS

FRANCIS S. INFURCHIA & COMPANY, LLC
Certified Public Accountants
Francis S. Infurchia, CPA
Lawrence J. Silvestro, CPA
Francis S. Infurchia, Jr., CPA

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

July 30, 2021
To the Board of Directors
AKA Spirits Inc.
Weston, CT 06883

We have reviewed the accompanying balance sheets of AKA Spirits Inc., as of April 30, 2021 and 2020, and the related statements of income and its supporting schedule, statements of change in stockholders' equity and statements of cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Francis S. Infurchia & Company, LLC

Francis S. Infurchia & Company, LLC
Certified Public Accountants
Norwalk, CT

AKA SPIRITS INC.
BALANCE SHEETS
AS OF APRIL 30, 2021 AND 2020

	APR 30, 21	APR 30, 20
ASSETS		
CURRENT ASSETS		
CASH CHECKING/SAVINGS	$ 36,802.82	$ 31,788.27
ACCOUNTS RECEIVABLE - NET	8,308.86	4,521.00
PREPAID EXPENSES	-	6,000.00
INVENTORY	64,412.00	43,821.00
TOTAL CURRENT ASSETS	109,523.68	86,130.27
OTHER ASSETS		
DEFFERED INCOME TAX BENEFIT	45,662.00	32,242.00
TOTAL ASSETS	$ 155,185.68	$ 118,372.27
LIABILITIES & STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
ACCOUNTS PAYABLE	23,851.49	3,983.59
NOTE PAYABLE - CHASE SBA PPP	17,500.00	-
TOTAL CURRENT LIABILITIES	41,351.49	3,983.59
LONG-TERM LIABILITIES		
NOTE PAYABLE - SBA EIDL	22,400.00	-
NOTE PAYABLE - FOUNDER SHAREHOLDER	10,000.00	-
TOTAL LONG TERM LIABILITIES	32,400.00	-
TOTAL LIABILITIES	73,751.49	3,983.59
STOCKHOLDERS' EQUITY	81,434.19	114,388.68
TOTAL LIABILITIES & EQUITY	$ 155,185.68	$ 118,372.27

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REVIEW REPORT.

AKA SPIRITS INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDING APRIL 30, 2021 AND 2020

	MAY '20 - APR 21	MAY '19 - APR 20
REVENUES		
GIN	52,333.95	83,949.68
RTD PRODUCTS	20,651.24	-
	72,985.19	83,949.68
COST OF GOODS SOLD (SEE SCHEDULE)	48,531.20	36,527.75
GROSS PROFIT	24,453.99	47,421.93
OPERATING EXPENSES		
PRODUCT DEVELOPMENT	1,084.07	4,053.96
DISTRIBUTION COSTS:		
PROGRAMS AND INCENTIVES	6,514.05	-
SERVICE FEES	22,000.00	19,050.00
COMPLIANCE FEES	798.00	1,267.25
E-COMMERCE	3,718.80	-
WAREHOUSING AND DELIVERY	7,203.92	5,811.16
OTHER	2,329.68	1,861.10
CLEARING DELIVERY AND SALES	-	3,827.75
TOTAL DISTRIBUTION COSTS	42,564.45	31,817.26
PROMOTION COSTS		
DISTILLER - SAMPLES	569.55	9,081.19
DISTILLER - PROMOTIONS	-	625.00
PROMOTIONS - PACKAGING/PRINTING	2,221.54	8,122.41
PROMOTIONS - ACTIVATIONS	1,591.24	6,424.26
RETAIL - SAMPLES	433.38	-
TOTAL PROMOTION COSTS	4,815.71	24,252.86
GENERAL, ADMIN & MARKETING EXPENSES		
BAD DEBT EXPENSES	350.24	1,135.00
MARKETING/ ADVERTISING:		
SOCIAL MEDIA	25,312.19	63,117.24
START ENGINE CROWD FUNDING	12,000.00	-
ADVERTISING - SALES	7,160.00	21,039.08
RENT	6,150.00	12,000.00
IT AND COMMS	3,381.17	4,546.75
INSURANCE	2,915.00	2,587.96
BANK CHARGES	407.00	396.00
LEGAL/IP/REGULATORY	5,282.39	2,833.16
ACCOUNTING	12,015.00	525.00
SUPPLIES	-	1,091.81
TRAVEL	1,351.28	402.21
MEALS	55.98	6,755.92
TOTAL GENERAL, ADMIN & MARKETING EXPENSES	76,380.25	116,430.13
TOTAL OPERATING EXPENSES	124,844.48	176,554.21
INCOME BEFORE TAXES AND OTHER INCOME	(100,390.49)	(129,132.28)

AKA SPIRITS INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDING APRIL 30, 2021 AND 2020

	MAY '20 - APR 21	MAY '19 - APR 20
OTHER INCOME		
EIDL GRANT	4,000.00	-
TOTAL OTHER INCOME	4,000.00	-
INCOME BEFORE TAXES	(96,390.49)	(129,132.28)
INCOME TAX BENEFIT OF NOL CARRYFWRD	13,420.00	25,418.00
NET INCOME	(82,970.49)	(103,714.28)

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REVIEW REPORT.

AKA SPIRITS INC.
STATEMENTS OF INCOME
SCHEDULE OF COST OF GOODS SOLD
FOR YEARS ENDED APRIL 30, 2021 AND 2020

COST OF GOODS SOLD

MATERIALS AND SUPPLIES	$	53,022.22	$	33,811.27
DIRECT LABOR		13,940.52		20,416.62
FEDERAL EXCISE TAX		2,159.46		3,579.66
COST OF GOODS AVAILABLE FOR SALE		112,943.20		80,348.75
ENDING INVENTORY		64,412.00		43,821.00
COST OF GOODS SOLD	$	48,531.20	$	36,527.75

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REVIEW REPORT.

AKA SPIRITS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEARS ENDED APRIL 30, 2021 AND 2020

	COMMON STOCK A	COMMON STOCK B	RETAINED EARNINGS	TOTAL
BALANCE AT APRIL 30, 2019 = 20,000 SHARES	$ 59,500.00	$ -	$ (26,937.04)	$ 32,562.96
ISSUANCE OF 105,000 SHARES	60,500.00	-	-	60,500.00
ISSUANCE OF 5,210 SHARES	-	125,040.00		125,040.00
NET INCOME (LOSS)			(103,714.28)	(103,714.28)
BALANCE AT APRIL 30, 2020	120,000.00	125,040.00	(130,651.32)	114,388.68
ISSUANCE OF 2,084 SHARES	-	50,016.00	-	50,016.00
NET INCOME (LOSS)			(82,970.49)	(82,970.49)
BALANCE AT APRIL 30, 2021	120,000.00	175,056.00	(213,621.81)	81,434.19

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REVIEW REPORT.

AKA SPIRITS INC.
STATEMENTS OF CASH FLOWS
FOR YEARS ENDED APRIL 30, 2021 AND 2020

	MAY '20 - APR 21	MAY '19 - APR 20
CASH FLOWS FROM OPERATING ACTIVITIES:		
NET INCOME	$ (82,970.49)	$ (103,714.28)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES:		
BAD DEBT EXPENSE	350.24	1,135.00
(INCREASE) DECREASE IN ASSETS:		
ACCOUNTS RECEIVABLE, TRADE	(4,138.10)	(5,656.00)
DEFERRED INCOME TAX BENEFIT	(13,420.00)	(25,418.00)
INVENTORY	(20,591.00)	(21,279.80)
PREPAID EXPENSES	6,000.00	(6,000.00)
INCREASE (DECREASE) IN LIABILITIES:		
ACCOUNTS PAYABLE, TRADE	19,867.90	3,983.60
NET CASH (USED) BY OPERATING ACTIVITIES	(94,901.45)	(156,949.48)
CASH FLOWS FROM FINANCING ACTIVITIES:		
PROCEEDS FROM LOANS	49,900.00	0.00
ISSUANCE OF COMMON STOCK	50,016.00	185,540.00
NET CASH PROVIDED BY FINANCING ACTIVITIES	99,916.00	185,540.00
NET INCREASE IN CASH	5,014.55	28,590.52
CASH, BEGINNING OF YEAR	31,788.27	3,197.75
CASH, END OF YEAR	$ 36,802.82	$ 31,788.27

SUPPLEMENTAL DISCLOSURE		
INTEREST PAID	$ 0.00	$ 0.00
TAXES PAID	0.00	0.00
	$ 0.00	$ 0.00

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REVIEW REPORT.

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

AKA Spirits, Inc. (the Company) was incorporated under the laws of Connecticut on May 8, 2018. The Company is taxed as C Corporation and has selected April 30th as its fiscal year end. AKA Spirits, Inc. is engaged in the wholesale manufacture and distribution of liquor products initially in the Northeast, for which the Company retains the rights to formulas and recipes. The Company operates under contract with a third-party distillery and a third-party warehousing, handler and wholesale distributor. Specifically, the Company has brought to market a new brand of gin. The Company has filed for a trademark to establish Tuck Gin as the flagship brand for its products.

The Company also has developed other canned ready to drink gin mixes (RTD) and brought them to market in the current fiscal year.

Initially, the Board approved raising equity capital up to $1m with no more than a 30% dilution, to amend the certificate of incorporation to create an additional class of shares and to increase authorized shares for both class A and class B in order to effectuate the capital raise. This is with the understanding that prior to the raise the class A shareholders will retain their percentage equity interest, also that the class B shares will have 1 vote whereas the class A shares have 3 votes per share (see Note 12).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP), which involves the application of accrual accounting. Revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

Inventory
Inventories are valued at the lower of cost (determined on the first-in, first-out basis) or net realizable value. Finished goods inventory includes direct materials, labor and overhead costs charged by an outside distillery.

Fair Value of Financial Instruments
The Company's financial instruments are cash, accounts receivable, accounts payable and loans payable. The recorded values of cash, accounts receivable and accounts payable approximate their fair values because of their short-term nature.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash equivalents include all highly liquid investments with an original maturity of three months or less.

Accounts Receivable and Bad Debts
The Company provides an allowance for doubtful accounts based on the level of accounts receivable and bad debt expense experienced during the year, as well as management's estimate of the collectability of accounts receivable. Management assesses delinquent receivables and once these receivables are determined to be uncollectible, they are written off through a charge against earnings. At April 30, 2021 no allowances were deemed to be necessary.

Advertising
The Company expenses advertising costs which include promotion and marketing costs in the year they are incurred. Advertising expenses totaled $49,288 and $108,409 for the year ended April 30, 2021 and 2020, respectively.

Shipping Costs
Freight on sales to customers is not billed at cost and is not reported as sales.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the Company's financial statements and the accompanying notes. The accounting estimates that require subjective judgments include allowances for uncollectible accounts receivable, the assessment of recoverability of income taxes, the recognition and measurement of current and deferred income taxes (including the measurement of uncertain tax positions), and the valuation of inventory. The actual results that the Company experiences may differ significantly from management's estimates as it is at least reasonably possible that a change in the estimate will occur in the near term.

Revenue Recognition
The Company records revenue upon shipment of products.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. The Company grants credit primarily to liquor distributors located in the Northeast, of which approximately 60% is located in CT and 23% in Rhode Island.

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Generally, the Company does not require collateral or other security to support customer receivables. At April 30, 2021 and 2020, the Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts have been established.

The Company may be subject to credit risk to its cash and cash equivalent investments, which are placed with high credit-quality financial institutions. The Federal Deposit Insurance Corporation ("FDIC") insures up to $250,000 for substantially all depository accounts. From time to time, the Company may have amounts on deposit in excess of FDIC limits. Management believes the Company is not exposed to any significant credit risk on cash. At April 30, 2021, the Company's bank balances are below the FDIC limits.

NOTE 4 – MAJOR CUSTOMERS

The Company sells to distributors in Connecticut, New York and Rhode Island. A CT distributor accounts for approximately 60% of sales, and NY distributor and Rhode Island distributors (2) account for approximately 40% of sales.

NOTE 5 – LEASES

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), for reporting leases, which requires an entity that is a lessee to classify leases as either finance or operating and to recognize a lease liability and a right-of-use asset for all leases that have a term of greater than 12 months. Leases of 12 months or less will be accounted for similar to existing guidance for operating leases. The new standard will be effective for annual reporting periods beginning after January 1, 2021, with early adoption permitted and must be applied using a modified retrospective approach. The Company is currently evaluating the impact of adopting this standard on its financial statements. The Company leases office space, located in Westport, CT on a month-to-month basis for $1,000 per month. The Company stopped using this space in September 2020 and has no other third party leased space.

NOTE 6 – CONTRACTS AND COMMITMENTS

The Company moved from a self-distributing model in 2020 to an entirely wholesaling to distributors model in 2021, which accounts for the increase in distribution costs and the reduction in per bottle sales price. The Company has entered into contracts for the distilling, warehousing, handling and distribution of its gin products as follows:

a. MHW -- is the Company's national distributor and wholesaler in New York, New Jersey and California and provides product marketing services limited to consultation with the Company. Also, MHW is the Company's liquor law compliance agent. MHW accounts for sales and receivables and remits to the Company the sales collections less expenses and a service fee calculated at negotiated per case fees and a monthly service charge. The contract term is December 16, 2018 – December 15, 2019 and month to month thereafter, which has continued through the report date.
b. Matchbook -- is the manufacturer/ distiller, packager and supplier. Matchbook charges a bottle fee, a storage, supervision and pass-through fee as well as a fixed production, FET, fill, label and package fees. The contract expired in May 2021 and the arrangement is still operating on the same terms.
c. Other -- The Company has negotiated other regional distribution contracts and ingredient provision and canning services for ready to drink (RTD) products.

NOTE 7 – RELATED PARTY TRANSACTIONS AND SALARIES

The Company has certain related party transactions with shareholders and officers.

a. The officers have not been compensated and there currently is no provision for deferred compensation arrangements.
b. Founding shareholders have provided the gin recipe, business plan, operations and marketing services for no compensation.

c. A founding shareholder has provided legal services at no charge for the negotiated trademark, distilling and distribution contracts.
d. An 18% shareholder has provided $78,500 of marketing services in year ending April 30, 2020 to the Company. The services provided were recognized and recorded as marketing expenses and the issuance of stock at fair market value. These services helped to establish markets in NY and CT.
e. A founding shareholder has loaned the Company $10,000 with no terms in place as of yet.

NOTE 8 – DIRECT LABOR

The Company has no labor wages or salaries. All direct labor is housed within the third-party contractors described in Note 6.

NOTE 9 – TRADEMARK

The Company has a fully negotiated trademark for its "Tuck" gin. It has granted to its distiller a non-exclusive, non-transferrable right to use the Company's name, logo and trademark.

NOTE 10 – INCOME TAXES & DEFERRED INCOME TAX BENEFIT

The Company is subject to federal, New York and Connecticut income taxes. The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when management estimates that it is more likely than not that deferred tax assets will not be realized. Realization of deferred tax assets is dependent upon future pre-tax earnings, the reversal of temporary differences between book and tax income, and the expected tax rates in future periods. The temporary differences relate primarily to net operating losses. The deferred tax assets and liabilities represent the future tax benefit or cost of those differences.

The Company is required to evaluate the tax positions taken in the course of preparing its tax returns to determine whether tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. "More-likely-than-not" is defined as greater than a 50% chance. A deferred tax asset recorded following the recognition and measurement requirements for uncertain tax positions must be subjected to consideration of the need for a valuation allowance. A deferred tax benefit of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year.

The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount that is initially recognized. As of April 30, 2021, and 2020, the Company did not accrue interest or penalties due to uncertain tax positions.

In determining income taxes, management is required to interpret complex income tax laws and regulations. The income tax returns are subject to examinations by federal, state and local income tax authorities that may give rise to different interpretations of these complex laws and regulations. The Company is not currently under examination by any tax jurisdiction. Management believes that all significant filing positions are highly certain and that, more likely than not, all of its significant income tax filing

positions and deductions would be sustained. Therefore, the Company has no reserves for uncertain tax positions.

A calculation of deferred tax benefit is as follows:

	Carryforward
Net Operating Loss	$ 226,116
Federal & State Rate	26.93%
Deferred Income Tax Benefit Before Valuation Allowance	60,882
X Valuation Allowance	25%
Deferred Income Tax Benefit	$ 45,662

Current tax regulation allows for net operating lossses to be carried forward indefinitely.

NOTE 11 – COVID 19

The following observations are made regarding the impact of the COVID 19 pandemic. Bar and restaurant closings and imposed reduced seating capacity limits from April 2020 to April 2021, slowing the growth factor in this sector. The distillery did not shut down nor was there an increased lead time to get product. The Company did postpone the launch of its RTD product line (ready to drink) to the summer of 2020. Distributor sales people continued to work remotely from April 2020 to April 2021 which inhibited in person sales calls. Liquor store sales remained strong. The Company's founding members continued to work remotely so this presented no adverse consequences.

NOTE 12 – NOTES PAYABLE

The following table indicates the terms of the notes payable.

Notes Payable

	Chase PPP	SBA	Founder's Loan	Current Portion
Balance Due at April 30, 2021	$17,500	$22,400	$10,000	$17,500
Note Date	4/7/2020	6/8/2020	3/15/2020	
Payment Terms	10/7/2020 - 10/7/2022	$110/ month, 6/8/21- 6/8/51	None	
Interest Rate	0.98%	3.75%	Not Decided	
Collateral	None	None	None	
Use of Loan Proceeds	To retain workers, pay mortgage, lease and utility payments	Working capital resulting from COVID emergency	Working capital	
				$17,500

NOTE 13 – SUBSEQUENT EVENTS

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events that provide evidence about conditions that existed after the balance sheet date required disclosure in the accompanying notes. Management evaluated the activity of the Company through July 30, 2021 (the date the financial statements were available to be issued) and concluded that no subsequent events occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements, with the exception of the following:

Stock Offering:

The Company is in the process of raising Reg CF funding "crowd funding offering" using Start Engine Capital, LLC and Start Engine Secure, LLC of up to $1.07 million with a minimum $10,000 funding goal, limiting additional dilution to 25% and is based on a pre-funding enterprise value of not less than $5.0 million.

Fees include a $10,000 fee for services, a 3.5% and 7.5% commission for sales to U.S. and foreign investors, respectively, a 7.5% and 9.5% commission for U.S. and international credit card charges and a 2% commission paid in the form of securities being offered. The Company will only pay a 1% commission for Angel investors.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

The AKA Spirits Inc (TUCK Gin) offering is now closed and is no longer accepting investments.

AKA Spirits Inc (TUCK Gin)

Gin and RTDs ReimaGINed


MODERN | AMERICAN | CRAFT
SPIRIT FOR A NEW GIN-ERATION

Website | Weston, CT | FOOD & BEVERAGE

$106,792 raised

68 Investors	$6.61M Valuation
$50.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	0 Days Left

OFFERING CLOSED

This offering ended on December 14, 2021 and is no longer accepting investments.

This Reg CF offering is made available through StartEngine Capital, LLC.

TUCK Gin is a uniquely craft gin designed specifically for the American palate. TUCK is an exceptional and accessible spirit that is less juniper-forward than traditional gins, having a modern flavor that appeals to gin lovers and non-gin drinkers alike. We have also created gin-based ready-to-drink (RTDs) canned cocktails that align with current market trends. We are all about gin, and our products reflect this obsession.

Overview | Team | Terms | Updates 22 | Comments | Follow

REASONS TO INVEST


TUCK
MODERN | AMERICAN | CRAFT
UNIQUELY CRAFT GIN
TUCK Gin is a uniquely craft gin designed specifically for the American palate. TUCK is an exceptional and accessible spirit that is less juniper-forward than traditional gins, having a modern flavor that appeals to gin lovers and non-gin drinkers alike.
EXPERIENCED FOUNDERS
Our founder team has decades of corporate and creative experience and an obsession with developing great gin and gin-based cocktails.
AWARD-WINNING FLAGSHIP GIN
Each botanical in our award-winning flagship gin is distilled individually to extract the cleanest flavor from each and to remove any bitter off-flavors, creating the perfect foundation for cocktails or sipping straight up with it's surprising and delightful taste.

"An exceptional and accessible spirit designed for the modern American palate."

THE PROBLEM


AMERICANS DON'T SEE GIN AS A YOUTHFUL SPIRIT
They view it as a spirit for their grandparent

Although the consumption of gin has exploded in much of the world over the last decade, gin has remained out of favor in the USA relative to other spirits.

We believe gin is beginning to catch on in the USA, but there is still a popular misconception that gin is your grandparent's drink.

We are here to change that.

THE SOLUTION

We Believe in Making Gin Accessible to Everyone

TUCK is an American-styled gin that has a balanced flavor that is not piney and not juniper centric. We created our products to appeal to a broad audience, having a cool presentation, and offered in different, on-trend formats.


TUCK
TUCK & TEA
State of Mind

Our gin is designed to taste better to the average consumer than typical dry, juniper-dominated brands. At the same time, we highlight our craft-based approach to make it more appealing to discerning gin drinkers.

The launch of our TUCK ready-to-drink (RTD) canned cocktails coincides with current market trends where consumer desire convenient, ready mixed and accessible quality cocktails. Our RTDs are based on our premium gin and are also tea-based and non-carbonated, which we believe sets our product apart from most other RTDs.


TUCK
LOCALLY PRODUCED
SMOOTH & COMPLEX
CITRUS & FLORAL NOTES

THE MARKET

Two Major Markets to Disrupt

With our products, we are addressing two related markets: the gin market and the rapidly evolving cocktail-based RTD market.

The Gin category is slowly becoming more popular in North America with growth in new craft gins expected in the next 12/18 months following the parabolic growth in the UK, Europe and Australia/NZ in the last decade. Currently the US consumes 10 million cases of gin annually.



GIN CATEGORY GROWTH
GLOBAL GIN & GENEVER SALES '000 $
GROWTH Y/Y
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
GIN
JUNIPER FLAVORED
GENEVER
TOTAL GIN & GENEVER Y/Y
SOURCE: IWSR, UBS ANALYSIS

** Source*

Meanwhile, we believe the RTD market is doing well. A pre-covid analysis by Nielsen showed that cocktail-based RTDs on-premise were growing at 83% for the fifty-two weeks preceding December 2019. (Source) With recent focus on cleanliness and quality, we expect the growth in this category to surpass this going forward. We expect off-premise sales to follow suit. (Bevnet Magazine, the January – February 2020 issue)

OUR TRACTION

Award-Winning and Already Expanding

Our gins have been submitted into two competitions and we were awarded silver medals each time (New York World Spirits Competition 2019 for the flagship gin, and San Francisco World Spirits Competition 2020 for the barrel aged gin. We have also reached a number of milestones in the past year in our plans for expansion. Below are some bulleted metrics of interest relating to sales, distribution, and product development:

Sales and Distribution

- Our sales amounted to $84k for FY0420 in our first year in the market.
- We currently have approximately 500 points of distribution for our product.
- In 2020 and 2021 in Connecticut, we rotated to distributor of choice (namely CDI) for all of our products.
- In 2021 we launched distribution in Rhode Island with our distributor of choice (Rhode Island Distributing, a division of Mancini Beverage).
- In January 2021, we launched full vertical integrated e-comm capability to support DTC and ad/market testing, in partnership with BevMax e-comm retailer.
- In January 2021, we also launched B2B distribution in California with LibDib via MHW and in Florida via Matchbook Distilling Co.



YOU CAN FIND US IN NEARLY
500 POINTS OF DISTRIBUTION

TUCK GIN POINTS OF SALE | **TUCK & TEA RTD POINTS OF SALE**





Product Development

- In late 2019, our Flagship Gin (TUCK Gin) won the silver medal at the New York World Spirits Competition.
- In Spring 2020, our barrel aged gin (TUCK Barrel Run Gin) won the silver medal at the San Francisco World Spirits Competition.
- In late summer 2020, we launched our first RTD offering, TUCK Gin and Tea, and a second in Spring 2021, TUCK Gin and Green Tea with Honey.


TUCK awards
2019 & 2020
SILVER MEDALS

WHAT WE DO

We Sell Gin that is Different by Design

We have a uniquely meticulous process to create TUCK Gin. Unlike many gins, ours is actually handcrafted. Each botanical is distilled individually to ensure brightness and freshness and remove bitter off-flavors.


GIN REIMAGINED
THAT TASTES
TUCK-ING FANTASTIC
We take pride in
crafting a delicious gin

We are uncompromising in our ingredients. We use the best ingredients available from the best sources globally. This includes fresh, hand-peeled organic pink grapefruit peel from California, fresh jasmine flower from India, and fresh rosemary from upstate New York. We use organic botanicals whenever available, or at least non-GMO. We distill with a regeneratively farmed, corn-based neutral spirit.


TUCK
GIN
FARBERWARE

WE CELEBRATE THE FRESHEST INGREDIENTS PICKED FROM AROUND THE WORLD

and distilled with meticulous care



In addition, we have RTDs, which use our gin in combination with slightly sweetened organic teas. These beverages are caffeine free, non-carbonated, and 9.4% ABV. We use just three or four quality ingredients, with no artificial sweeteners or flavors and actually brewed organic teas.


TU
CK
TUCK GIN & TEA
Cheers!
TUCK & TEA

THE BUSINESS MODEL

Partnerships with Distillers and Distributors

Our aim is to embrace disruptive opportunities within the 3-tier liquor model (3TM) including:

- Producing via a contract distilling partner, which allows us to be faster to market with a MUCH lower capital outlay.
- Engaging with traditional distribution partners and B2B distribution while building direct-to-consumer capability.
- As a result, we can concentrate on building the brand, executing sales and marketing, and managing the quality of the production.

The below table represents our projected margins.

	DTC Distribution I	DTC Distribution II	Traditional Distribution
Net Revenue	$25.46	$29.46	$16.46
COGS	$9.30	$9.30	$9.30
Gross Profit	$16.16	$20.16	$7.16
Net Profit Before General Expenses	$6.66	$10.66	$7.16

HOW WE ARE DIFFERENT

We're All About the Details

We are all and only about gin, and our products reflect this obsession. This is very different to many gin producers who use gin as a cash flow enhancer while they wait for their "brown" spirits to mature.


TUCK
GIN
WE'RE
Obsessed
WITH GIN

As a result of our obsession with quality and flavor, each botanical is individually rested for 30 days and once blended, rested for an additional 20 days or more. Our distillation cuts are determined by taste rather than temperature, and our water is pH balanced and mimics the minerality of the Saugatuck water table from which it was first distilled. Each botanical is macerated at a lower ABV to enhance flavor profile over yield.

Our RTD products use our ultra-premium flagship gin and are real brewed organic tea-based and non-carbonated. These differentiators set us apart from the current RTD competition and create unique, delicious cocktails.


Each botanical is individually distilled and then blended for the
perfect sip
Order yours today at www.TUCKgin.com
@tuck_gin

THE VISION

National Expansion with an Excellent Product

We want to bring our love of gin to a new generation of American consumers.

As changes to the 3-tier business model arise, we hope to eventually establish a botanical experience/tasting room and sell direct to consumer throughout the country. We also plan to partner with mixer producers to continue to find new, relevant ways for American consumers to enjoy TUCK gin.

Our ultimate goal is to create a portfolio of gin related products and to become a national gin-centric liquor brand with international possibilities.


PONY
TUCK

OUR LEADERSHIP

Strong Founder Team Balancing Corporate and Creative Skills

Our Co-founder and President, Jonathan Davies, was the original distiller of our flagship gin, starting the process from his basement in Connecticut. He created an award-winning recipe through experimentation and an obsession with gin.


LEMON
GRAPEFRUIT

Our team has decades of experience from finance to alcohol sales, to liquor branding and design. Each of our founders has unique strengths, experience and expertise.

WHY INVEST

An Exceptional Taste in a Growing Market

Our award-winning great tasting gins and distinctive gin-based RTDs are uniquely designed for the American market. TUCK Gin is a great brand with exceptional creative assets. We also have strong relationships with outstanding production and traditional distribution partners, and we have a fully operational DTC e-commerce platform.

Our outsourced production allows us to focus on building the brand while deploying relatively little capital to date. Capital raised in this offering will be used predominantly for sales and marketing to support our expansion plans in a lane that is on trend.

Join us as we work to share TUCK Gin with a new generation of gin drinkers.



A New GIN-eration
TUCK GIN

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.



When it all started
Perfected a well received gin based on a recipe 4 years in the making
May 2017
May 2018
Become street legal
Obtained regulatory approvals for the company, brand and product (minimal due to our business model uniquely positioning us within the 3-tier model
Initial distribution established
Engaged direct-to-retail distributors within the tri-state, a disruptive and low cost distribution model
Dec 2018
Dec 2018
Formalize distilling partnership
Partnered with a recognized industry incubator to distill and bottle for minimal capital investment.
Register and TM TUCK Gin brand
Designed a brand "TUCK Gin" protected by TM and internet real estate (URL, Facebook and Instagram)
Mar 2019
May 2019
Start selling TUCK gin
Started selling in CT in May and in NY/NJ in June through a direct-to-retail distribution model
More production and some barrel aging
Distilled our 2nd batch, laying down gin for barrel aging as an additional SKU along with additional bottle formats (375ml/1.75L)
July 2019
Sep 2019
First medal at first try
Won silver medal for our flagship gin at New York World Spirits Competition
Transferred to traditional distribution in CT
Engaged Hartley & Parker Ltd Inc as a traditional distributor to replace our direct-to-retail model in CT
Nov 2019
Dec 2019
Start raising capital
Commenced raising additional capital at $3m valuation from friends and family, at this point we were selling in 150+ retail and on-prem locations
Second medal at second try
Won silver medal for our barrel finished gin at San Francisco World Spirits Competition
Mar 2020
Aug 2020
Soft launch first RTD
Engaged with Connecticut Distributors Inc (CDI) as our distributor in CT and launched a limited release of our first canned cocktail/RTD, Tuck Gin and Black Tea
Transferred all distribution in CT to CDI
CDI becomes our distributor in CT for all products
Jan 2021
Jan 2021
E-comm goes live
Went live with fully operational e-commerce site, making products available in 26 states.
Formalize distribution for Rhode Is
Rhode Island Distributing which is a division of Mancini Beverage becomes our distributor in RI for all products.
Mar 2021
Apr 2021
2nd RTD is run
Plan to release second canned cocktail/RTD, Tuck Gin with Green Tea and Honey.
Both RTDs available through all channels
Both RTDs are available through traditional distribution and e-commerce.
May 2021

Meet Our Team



Jonathan Davies

Co-Founder & President

A business executive and entrepreneur with 30+ years of leadership experience, Jonathan brings experience in start-ups in technology and energy and c-suite experience in financial services. Jonathan holds a BS in Molecular Sciences from the University of Warwick, UK and is a qualified UK Chartered Accountant. Jonathan is the original creator and distiller of our flagship gin.



Alexander Metviner

Co-Founder

A business executive with 30+ years of legal and financial experience, Alex practiced law in NYC before becoming a risk arbitrage trader and hedge fund portfolio manager focusing on mergers and acquisitions and other corporate special situations and was initially involved in the operational establishment of each firm. Alex received a BA in English from Oberlin College, Phi Beta Kappa and an JD, Magna Cum Laude from Boston University School of Law. Alex loves gin.



Fernando J Alva Mirás

Co-Founder

An entrepreneur and consultant with 20+ years of sales and brand development experience. As COO of specialty wine importer T. Edward Wines, Fernando launched approximately 50 private label wine brands and 65 new products in NY, NJ & CT. Later, his own strategy and project execution agency, developed a non-profit advertising distribution platform. Fernando holds a BA from Guilford College. Fernando previously planned to start a barrel aged cocktail business.



Geoff Shafer

Co-Founder

Geoff has spent the last 15 years working with some of the top brands globally. His clients include Diego, Heineken, and Pernod Ricard. Specifically working with Absolute, Bulleit, Crown Royal, Johnny Walker, Amstel, and Smirnoff. He co-founded a creative agency, The Visual Brand, and helped brand and launch Mighty Squirrel Brewing Co out of Waltham MA. Geoff holds a BFA from the Rhode Island School of Design. Geoff loves TUCK gin.



Josh Meah

Marketing Director

A marketing entrepreneur with 10+ years of experience developing and executing innovative growth and awareness campaigns for startups, e-commerce ventures, and Fortune 100 companies. He previously helped co-found and sell a startup focused on viral marketing campaigns and owns a leading marketing service provider that is #1 in its niche. Josh graduated summa cum laude with a degree in World Politics from Hamilton College. Josh's favorite spirit is gin and he worked closely with the team behind Ciroc vodka.



Karl Maruyama

Creative Designer

Karl has spent almost 40 years in graphic design, starting at Jack Hough Associates, then Tom Fowler Inc. and finally his own boutique practice in 2004, Maruyama Design, LLC. He has worked for clients such as CDC, WWF, EPA, and numerous not-for-profit organizations. Karl hold a BFA from The University of Hawaii at Manoa in graphic design. He is a cooking enthusiast in his spare time.



Pam Jarrin

Brand Ambassador

Pam has spent 10 years in retail account management and wholesale management both nationally and internationally for brands such as Marc Fisher and Teroforma. Pam is a well-regarded mixologist. Pam holds a BA from University of Bridgeport in Industrial Design. Pam loves gin and helped create the TUCK and Green Tea RTD concept.

Offering Summary

Company	AKA Spirits Inc
Corporate Address	83 Old Farm Road, Weston, CT 06883
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	200
Maximum Number of Shares Offered	21,400
Price per Share	$50.00
Pre-Money Valuation	$6,614,700.00

Live perks

Invest within the first 24 hours, receive 10% bonus shares.

Volume

Invest $500 - Premium TUCK Gin tee-shirt/baseball hat

Invest $1,000-- 3% bonus shares, TUCK Gin shot glasses and 15% off all e-comm purchases for 12M

Invest $2,500 -- 20% off all e-comm purchases for 12M and exclusive access to special merch

Invest $5,000 -- Investor special reserve single barrel TUCK barrel aged gin

Invest $10,000 --5% bonus shares, Investor special reserve single barrel TUCK barrel aged gin

Invest $25,000 -- 10.0% bonus shares, Investor special reserve single barrel TUCK barrel aged gin

Invest $50,000 --15% bonus shares, Free weekend trip to Greenport, NY to meet the founder team, distillery tour and tasting, share the vision etc.

Invest $100,000 -- 20% bonus shares, Free weekend trip to Greenport, NY to meet the founder team, distillery tour and tasting, share the vision etc.

The 10% StartEngine Owners' Bonus

Tuck Gin will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $50/ share, you will receive and own 110 shares for $5000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Any bonus shares received by an investor as a result of making a reservation in this Testing the Waters campaign and subsequently investing in an offering by the Company will be in addition to any bonus shares offered during the Company's live offering. For example, if we offer 10% bonus shares for making a reservation in this Testing the Waters ("TTW") campaign, and then an investor completes an investment in our live offering, and the live offering has an additional 10% bonus you are eligible for, you will receive both bonuses combined as a percentage of your original investment amount. If you purchase 100 shares, you will receive 120 shares total in the live offering (100 (original investment) + 10 (10% bonus shares from your TTW reservation) + 10 (10% bonus shares from the live offering perk).

TTW Reservation Perks*

Reserve during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.

The Company may provide additional perks based on different criteria if and when the offering campaign becomes live.

**All Perks occur after the offering ends.*

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

LAST CALL!!

about 1 month ago


CHEERS TO A NEW GIN-ERATION

We're down to the wire with only two or so hours remaining for you to invest in TUCK Gin.

There's a reason we're creating a new "gin-eration" of gin drinkers. Our award-winning gin has unforgettable flavor with a modern twist, and with our low capital business model, your investment is all we need to reach the top!

Don't miss your chance to get in on the ground floor of something great. Invest in TUCK now before it's too late!

We Hit $100k! 10 Hours Still Left to Invest!

about 1 month ago


WE HIT $100K!
10 HOURS STILL LEFT TO INVEST!

We're extremely grateful to all of our investors who've helped us get this far, but our journey is just beginning, and you still have 10 hours to get in on the action.

Our partnership with Matchbook Distilling takes out the high starting costs that usually haunt new spirit brands, and a partnership with TAG USA will help us reach large markets for distribution early in the game.

Together, these partnerships make TUCK a highly scalable investment opportunity you don't want to miss out on.

TUCK Gin is going places, so if you want to come along for the ride, **invest now before time runs out.**

Tick Tock TUCK!

about 1 month ago


LAST DAY TO INVEST IN TUCK!

Only 17 hours left to invest!

We've come a long way, but we're just getting started. We already have plans to expand our distribution to FL, GA, and CA, and there's much more to come, so don't miss out!

This is your last chance to join in our mission to share our award-winning gin with the world, so if you've been waiting for the right time to double down on your investment, that time is now.

The clock is ticking...invest in TUCK today.

Time is running out ⌛ Invest in TUCK Today!

about 1 month ago


TIME IS RUNNING OUT ⌛ INVEST IN TUCK TODAY!

Tomorrow is the last day for you to decide.

Will you sit back and watch as TUCK takes off, or will you increase your investment and join us in disrupting the market?

Our gin is going places with a highly scalable business model, amazing taste, and modern vibes. We have current distribution in CT, RI, and NY with plans to expand to FL, GA, and CA.

If you want to be a major part of the action, today is the day. Boost your investment and become a part of a brand that is about to reach a whole new level.

We can't wait to see how far TUCK goes, and we hope you'll be there to witness it with us.

Only 2 days left to invest in TUCK: Here's what you need to know

about 1 month ago


ONLY 2 DAYS LEFT TO INVEST IN TUCK

In the final two days, be sure to invest in the outrageously different, award-winning premium TUCK Gin. Through balanced flavors, fresh ingredients, and innovative gin-based RTD products, TUCK aims to create a new gin-eration of gin drinkers.

> “From an investor’s standpoint, the company can be described as a low-capital brand without many moving parts. This could make TUCK more agile and provide higher margin with less liabilities on its financial statements.”1

You can read more about our highly scalable, unique business model here, as well as learn more about our coming expansion into new territories that crave our refreshing RTD cocktails.1

Cheers to an incredible, unique, and flavorful product line - invest, sip, and savor the smooth finish with us this round.

Grab a koozie though, the journey has just begun.

Still on the fence? Only THREE DAYS LEFT to invest in TUCK

about 1 month ago


STILL ON THE FENCE?
ONLY THREE DAYS LEFT TO INVEST IN TUCK

Let’s face it, sitting on a fence is rather uncomfortable. There are only **THREE days left to invest in TUCK**, so it’s now or never.

Come on over to our side of the fence, grab a delicious cocktail, and invest in the best-tasting gin around. We can’t wait to get TUCK off the ground and into a store near you!

Read more here on how TUCK makes every sip of gin a sensational experience with our unique recipe and innovative business model.

Raise a glass to new territories!

about 1 month ago


RAISE A GLASS TO NEW TERRITORIES!

We’ve had fun sharing TUCK with our Northeastern friends, so we’re excited for TUCK to be heading South!

A partnership with TAG USA will enable us to bring the great taste of TUCK to two HUGE markets—Georgia and Florida! We’re excited to share the TUCK experience with our friends in the South East who we know are going to love our gin.

Read more on TUCK’s partnership expansions and innovative business model here.

Also, don’t forget we’re down to just **FOUR DAYS LEFT** to invest! So, join the party and invest in TUCK today.

Bump up your share in TUCK while you still can!

about 1 month ago


BUMP UP YOUR SHARE IN TUCK WHILE YOU STILL CAN!

We’re down to just **FOUR DAYS LEFT!** Don’t get caught up in life’s shenanigans and miss the train.

We’ve been chugging along and making BIG moves, and we want to make sure you get an even bigger slice of the pie. So, bump up your share in TUCK today and make sure you’re on board for the ride.

Only five days left to invest in TUCK

about 1 month ago


ONLY FIVE DAYS LEFT TO INVEST IN TUCK

The clock is ticking. If you haven’t clicked that button and invested yet, there’s no better time to do so than right now.
We’re revolutionizing the way the world drinks gin, and you don’t want to miss out! Invest in TUCK today and help get this party going.

It’s the final countdown...

about 2 months ago


IT'S THE FINAL
COUNTDOWN...

We’re getting giddy over here! Today marks the FINAL WEEK you’ll be able to increase your share in the TUCK team.

So, get yourself involved before it’s too late and help fuel the gin revolution!

SHOW MORE UPDATES

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California Investor Only - Do Not Sell My Personal Information

The AKA Spirits Inc (TUCK Gin) offering is now closed and is no longer accepting investments.

AKA Spirits Inc (TUCK Gin)

Gin and RTDs ReimaGINed


MODERN | AMERICAN | CRAFT
SPIRIT FOR A NEW GIN-ERATION

Website · Weston, CT · FOOD & BEVERAGE

$106,792 raised

68 Investors	$6.61M Valuation
$50.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	0 Days Left

OFFERING CLOSED

This offering ended on December 14, 2021 and is no longer accepting investments.

This Reg CF offering is made available through StartEngine Capital, LLC.

TUCK Gin is a uniquely craft gin designed specifically for the American palate. TUCK is an exceptional and accessible spirit that is less juniper-forward than traditional gins, having a modern flavor that appeals to gin lovers and non-gin drinkers alike. We have also created gin-based ready-to-drink (RTDs) canned cocktails that align with current market trends. We are all about gin, and our products reflect this obsession.

REASONS TO INVEST


TUCK
MODERN | AMERICAN | CRAFT
UNIQUELY CRAFT GIN
TUCK Gin is a uniquely craft gin designed specifically for the American palate. TUCK is an exceptional and accessible spirit that is less juniper-forward than traditional gins, having a modern flavor that appeals to gin lovers and non-gin drinkers alike.
EXPERIENCED FOUNDERS
Our founder team has decades of corporate and creative experience and an obsession with developing great gin and gin-based cocktails.
AWARD-WINNING FLAGSHIP GIN
Each botanical in our award-winning flagship gin is distilled individually to extract the cleanest flavor from each and to remove any bitter off-flavors, creating the perfect foundation for cocktails or sipping straight up with it's surprising and delightful taste.

"An exceptional and accessible spirit designed for the American palate."

THE PROBLEM


AMERICANS DON'T SEE GIN AS A YOUTHFUL SPIRIT
They view it as a spirit for their grandparent

Although the consumption of gin has exploded in much of the world over the last decade, gin has remained out of favor in the USA relative to other spirits.

We believe gin is beginning to catch on in the USA, but there is still a popular misconception that gin is your grandparent's drink. **We are here to change that.**

THE SOLUTION

We Believe in Making Gin Accessible to Everyone

TUCK is an American-styled gin that is designed to taste better to the average consumer than typical dry, juniper-dominated brands. We created our products to appeal to a broad audience, having a cool presentation, and offered in different, on-trend formats.


TUCK
TUCK GIN & TEA
TUCK & TEA
State of Mind

We distill with a regeneratively farmed, corn-based neutral spirit. We use the best organic and non-GMO ingredients available: fresh, hand-peeled organic pink grapefruit peel from California, fresh jasmine flower from India, and fresh rosemary from upstate New York.


TUCK
LOCALLY PRODUCED
SMOOTH & COMPLEX
CITRUS & FLORAL NOTES

Unlike many gins, ours is actually handcrafted to ensure brightness and freshness and remove bitter off-flavors. Our great taste comes from our detail-oriented process:

- Each botanical is individually rested for 30 days and once blended, rested for an additional 20 days or more.
- Our distillation cuts are determined by taste rather than temperature, and our water is pH balanced and mimics the minerality of the Saugatuck water table from which it was first distilled.
- Each botanical is macerated at a lower ABV to enhance flavor profile over yield.

Meanwhile, our TUCK ready-to-drink (RTD) canned cocktails satisfy current consumer desire for convenient, ready-mixed and accessible quality cocktails.


Each botanical is individually distilled and then blended for the
perfect sip
Order yours today at www.TUCKgin.com
@tuck_gin

Our aim is to embrace disruptive opportunities within the **3-tier liquor model** (3TM) including:

- Producing via a contract distilling partner, which allows us to be faster to market with a MUCH lower capital outlay.
- Engaging with traditional distribution partners and B2B distribution while building direct-to-consumer capability.
- Concentrating on building the brand, executing sales and marketing, and managing the quality of the production.

THE MARKET

Two Major Markets to Disrupt

With our products, we are addressing two related markets: the gin market and the rapidly evolving cocktail-based RTD market.

The Gin category is slowly becoming more popular in North America with growth in new craft gins expected in the next 12/18 months following the parabolic growth in the UK, Europe and Australia/NZ in the last decade. Currently the US consumes 10 million cases of gin annually.


GIN CATEGORY GROWTH
GLOBAL GIN & GENEVER SALES '000 $
GROWTH Y/Y
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
GIN
JUNIPER FLAVORED
GENEVER
TOTAL GIN & GENEVER Y/Y
SOURCE: IWSR, UBS ANALYSIS

* *Source*

Meanwhile, a pre-covid analysis by Nielsen showed that cocktail-based RTDs on-premise were growing at 83% for the fifty-two weeks preceding December 2019. (Source) We expect the growth in this category to surpass this going forward, and for off-premise sales to follow suit. (Bevnet Magazine, the January – February 2020 issue)

OUR TRACTION

Award-Winning and Already Expanding

We have reached a number of milestones in the past few years in our plans for expansion:

- **Multiple awards**: the silver medal at the 2019 New York World Spirits Competition, and the silver medal at the 2020 San Francisco World Spirits Competition.
- **Two successful RTD launches**: TUCK Gin and Tea in late summer 2020, TUCK Gin and Green Tea with Honey in the spring of 2021.
- **$84k in sales** for FY0420 in our first year in the market.
- **500 points of distribution** for our product.
- **Partnerships with distributors of choice** in Connecticut and Rhode Island (CDI and Rhode Island Distributing, a division of Mancini Beverage).
- Full vertical integrated **e-comm capability** to support DTC and ad/market testing, in partnership with BevMax e-comm retailer.
- **B2B distribution** in California with LibDib via MHW and in Florida via Matchbook Distilling Co.


TUCK awards
2019 & 2020
SILVER MEDALS

WHY INVEST

An Exceptional Taste in a Growing Market

We want to bring our love of gin to a new generation of American consumers. Our ultimate goal is to create a portfolio of gin related products and to become a national gin-centric liquor brand with international possibilities.

Our outsourced production allows us to focus on building the brand while deploying relatively little capital to date. Capital raised in this offering will be used predominantly for sales and marketing to support our expansion plans in a lane that is on trend.

Join us as we work to share TUCK Gin with a new generation of gin drinkers.


A New GIN-eration
TUCK GIN

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.


May 2017
When it all started
Perfected a well received gin based on a recipe 4 years in the making
May 2018
Become street legal
Obtained regulatory approvals for the company, brand and product (minimal due to our business model uniquely positioning us within the 3-tier model
Dec 2018
Initial distribution established
Engaged direct-to-retail distributors within the tri-state, a disruptive and low cost distribution model
Dec 2018
Formalize distilling partnership
Partnered with a recognized industry incubator to distill and bottle for minimal capital investment.
Mar 2019
Register and TM TUCK Gin brand
Designed a brand "TUCK Gin" protected by TM and internet real estate (URL, Facebook and Instagram)
May 2019
Start selling TUCK gin
Started selling in CT in May and in NY/NJ in June through a direct-to-retail distribution model
July 2019
More production and some barrel aging
Distilled our 2nd batch, laying down gin for barrel aging as an additional SKU along with additional bottle formats (375ml/1.75L)
Sep 2019
First medal at first try
Won silver medal for our flagship gin at New York World Spirits Competition
Nov 2019
Transferred to traditional distribution in CT
Engaged Hartley & Parker Ltd Inc as a traditional distributor to replace our direct-to-retail model in CT
Dec 2019
Start raising capital
Commenced raising additional capital at $3m valuation from friends and family, at this point we were selling in 150+ retail and on-prem locations
Mar 2020
Second medal at second try
Won silver medal for our barrel finished gin at San Francisco World Spirits Competition
Aug 2020
Soft launch first RTD
Engaged with Connecticut Distributors Inc (CDI) as our distributor in CT and launched a limited release of our first canned cocktail/RTD, Tuck Gin and Black Tea
Jan 2021
Transferred all distribution in CT to CDI
CDI becomes our distributor in CT for all products
Jan 2021
E-comm goes live
Went live with fully operational e-commerce site, making products available in 26 states.
Mar 2021
Formalize distribution for Rhode Is
Rhode Island Distributing which is a division of Mancini Beverage becomes our distributor in RI for all products.
Apr 2021
2nd RTD is run
Plan to release second canned cocktail/RTD, Tuck Gin with Green Tea and Honey.
May 2021
Both RTDs available through all channels
Both RTDs are available through traditional distribution and e-commerce.

Meet Our Team



Jonathan Davies

Co-Founder & President

A business executive and entrepreneur with 30+ years of leadership experience, Jonathan brings experience in start-ups in technology and energy and c-suite experience in financial services. Jonathan holds a BS in Molecular Sciences from the University of Warwick, UK and is a qualified UK Chartered Accountant. Jonathan is the original creator and distiller of our flagship gin.



Alexander Metviner

Co-Founder

A business executive with 30+ years of legal and financial experience, Alex practiced law in NYC before becoming a risk arbitrage trader and hedge fund portfolio manager focusing on mergers and acquisitions and other corporate special situations and was initially involved in the operational establishment of each firm. Alex received a BA in English from Oberlin College, Phi Beta Kappa and an JD, Magna Cum Laude from Boston University School of Law. Alex loves gin.



Fernando J Alva Mirás

Co-Founder

An entrepreneur and consultant with 20+ years of sales and brand development experience. As COO of specialty wine importer T. Edward Wines, Fernando launched approximately 50 private label wine brands and 65 new products in NY, NJ & CT. Later, his own strategy and project execution agency, developed a non-profit advertising distribution platform. Fernando holds a BA from Guilford College. Fernando previously planned to start a barrel aged cocktail business.



Geoff Shafer

Co-Founder

Geoff has spent the last 15 years working with some of the top brands globally. His clients include Diego, Heineken, and Pernod Ricard. Specifically working with Absolute, Bulleit, Crown Royal, Johnny Walker, Amstel, and Smirnoff. He co-founded a creative agency, The Visual Brand, and helped brand and launch Mighty Squirrel Brewing Co out of Waltham MA. Geoff holds a BFA from the Rhode Island School of Design. Geoff loves TUCK gin.



Josh Meah

Marketing Director

A marketing entrepreneur with 10+ years of experience developing and executing innovative growth and awareness campaigns for startups, e-commerce ventures, and Fortune 100 companies. He previously helped co-found and sell a startup focused on viral marketing campaigns and owns a leading marketing service provider that is #1 in its niche. Josh graduated summa cum laude with a degree in World Politics from Hamilton College. Josh's favorite spirit is gin and he worked closely with the team behind Ciroc vodka.



Karl Maruyama

Creative Designer

Karl has spent almost 40 years in graphic design, starting at Jack Hough Associates, then Tom Fowler Inc. and finally his own boutique practice in 2004, Maruyama Design, LLC. He has worked for clients such as CDC, WWF, EPA, and numerous not-for-profit organizations. Karl hold a BFA from The University of Hawaii at Manoa in graphic design. He is a cooking enthusiast in his spare time.



Pam Jarrin

Brand Ambassador

Pam has spent 10 years in retail account management and wholesale management both nationally and internationally for brands such as Marc Fisher and Teroforma. Pam is a well-regarded mixologist. Pam holds a BA from University of Bridgeport in Industrial Design. Pam loves gin and helped create the TUCK and Green Tea RTD concept.

Offering Summary

Company : AKA Spirits Inc

Corporate Address : 83 Old Farm Road, Weston, CT 06883

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount (per investor) : $250.00

Terms

Offering Type : Equity

Security Name : Class B Common Stock

Minimum Number of Shares Offered : 200

Maximum Number of Shares Offered : 21,400

Price per Share : $50.00

Pre-Money Valuation : $6,614,700.00

Live perks

Invest within the first 24 hours, receive 10% bonus shares.

Volume

Invest $500 - Premium TUCK Gin tee-shirt/baseball hat

Invest $1,000-- 3% bonus shares, TUCK Gin shot glasses and 15% off all e-comm purchases for 12M

Invest $2,500 -- 20% off all e-comm purchases for 12M and exclusive access to special merch

Invest $5,000 -- Investor special reserve single barrel TUCK barrel aged gin

Invest $10,000 --5% bonus shares, Investor special reserve single barrel TUCK barrel aged gin

Invest $25,000 -- 10.0% bonus shares, Investor special reserve single barrel TUCK barrel aged gin

Invest $50,000 --15% bonus shares, Free weekend trip to Greenport, NY to meet the founder team, distillery tour and tasting, share the vision etc.

Invest $100,000 -- 20% bonus shares, Free weekend trip to Greenport, NY to meet the founder team, distillery tour and tasting, share the vision etc.

The 10% StartEngine Owners' Bonus

Tuck Gin will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $50/ share, you will receive and own 110 shares for $5000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Any bonus shares received by an investor as a result of making a reservation in this Testing the Waters campaign and subsequently investing in an offering by the Company will be in addition to any bonus shares offered during the Company's live offering. For example, if we offer 10% bonus shares for making a reservation in this Testing the Waters ("TTW") campaign, and then an investor completes an investment in our live offering, and the live offering has an additional 10% bonus you are eligible for, you will receive both bonuses combined as a percentage of your original investment amount. If you purchase 100 shares, you will receive 120 shares total in the live offering (100 (original investment) + 10 (10% bonus shares from your TTW reservation) + 10 (10% bonus shares from the live offering perk).

TTW Reservation Perks*

Reserve during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.

The Company may provide additional perks based on different criteria if and when the offering campaign becomes live.

**All Perks occur after the offering ends.*

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

LAST CALL!!

about 1 month ago


CHEERS TO A NEW GIN-ERATION

We're down to the wire with only two or so hours remaining for you to invest in TUCK Gin.

There's a reason we're creating a new "gin-eration" of gin drinkers. Our award-winning gin has unforgettable flavor with a modern twist, and with our low capital business model, your investment is all we need to reach the top!

Don't miss your chance to get in on the ground floor of something great. Invest in TUCK now before it's too late!

We Hit $100k! 10 Hours Still Left to Invest!

about 1 month ago


WE HIT $100K!
10 HOURS STILL LEFT TO INVEST!

We're extremely grateful to all of our investors who've helped us get this far, but our journey is just beginning, and you still have 10 hours to get in on the action.

Our partnership with Matchbook Distilling takes out the high starting costs that usually haunt new spirit brands, and a partnership with TAG USA will help us reach large markets for distribution early in the game.

Together, these partnerships make TUCK a highly scalable investment opportunity you don't want to miss out on.

TUCK Gin is going places, so if you want to come along for the ride, **invest now before time runs out.**

Tick Tock TUCK!

about 1 month ago


LAST DAY TO INVEST IN TUCK!

Only 17 hours left to invest!

We've come a long way, but we're just getting started. We already have plans to expand our distribution to FL, GA, and CA, and there's much more to come, so don't miss out!

This is your last chance to join in our mission to share our award-winning gin with the world, so if you've been waiting for the right time to double down on your investment, that time is now.

The clock is ticking...invest in TUCK today.

Time is running out ⌛ Invest in TUCK Today!

about 1 month ago


TIME IS RUNNING OUT ⌛ INVEST IN TUCK TODAY!

Tomorrow is the last day for you to decide.

Will you sit back and watch as TUCK takes off, or will you increase your investment and join us in disrupting the market?

Our gin is going places with a highly scalable business model, amazing taste, and modern vibes. We have current distribution in CT, RI, and NY with plans to expand to FL, GA, and CA.

If you want to be a major part of the action, today is the day. Boost your investment and become a part of a brand that is about to reach a whole new level.

We can't wait to see how far TUCK goes, and we hope you'll be there to witness it with us.

Only 2 days left to invest in TUCK: Here's what you need to know

about 1 month ago


ONLY 2 DAYS LEFT TO INVEST IN TUCK

In the final two days, be sure to invest in the outrageously different, award-winning premium TUCK Gin. Through balanced flavors, fresh ingredients, and innovative gin-based RTD products, TUCK aims to create a new gin-eration of gin drinkers.

> “From an investor’s standpoint, the company can be described as a low-capital brand without many moving parts. This could make TUCK more agile and provide higher margin with less liabilities on its financial statements.”1

You can read more about our highly scalable, unique business model here, as well as learn more about our coming expansion into new territories that crave our refreshing RTD cocktails.1

Cheers to an incredible, unique, and flavorful product line - invest, sip, and savor the smooth finish with us this round.

Grab a koozie though, the journey has just begun.

Still on the fence? Only THREE DAYS LEFT to invest in TUCK

about 1 month ago


STILL ON THE FENCE?
ONLY THREE DAYS LEFT
TO INVEST IN TUCK

Let’s face it, sitting on a fence is rather uncomfortable. There are only **THREE days left to invest in TUCK**, so it’s now or never.

Come on over to our side of the fence, grab a delicious cocktail, and invest in the best-tasting gin around. We can’t wait to get TUCK off the ground and into a store near you!

Read more here on how TUCK makes every sip of gin a sensational experience with our unique recipe and innovative business model.

Raise a glass to new territories!

about 1 month ago


RAISE A GLASS TO NEW TERRITORIES!

We’ve had fun sharing TUCK with our Northeastern friends, so we’re excited for TUCK to be heading South!

A partnership with TAG USA will enable us to bring the great taste of TUCK to two HUGE markets—Georgia and Florida! We’re excited to share the TUCK experience with our friends in the South East who we know are going to love our gin.

Read more on TUCK’s partnership expansions and innovative business model here.

Also, don’t forget we’re down to just **FOUR DAYS LEFT** to invest! So, join the party and invest in TUCK today.

Bump up your share in TUCK while you still can!

about 1 month ago


BUMP UP YOUR SHARE IN TUCK
WHILE YOU STILL CAN!

We’re down to just **FOUR DAYS LEFT!** Don’t get caught up in life’s shenanigans and miss the train.

We’ve been chugging along and making BIG moves, and we want to make sure you get an even bigger slice of the pie. So, bump up your share in TUCK today and make sure you’re on board for the ride.

Only five days left to invest in TUCK

about 1 month ago


ONLY FIVE
DAYS LEFT
TO INVEST
IN TUCK

The clock is ticking. If you haven’t clicked that button and invested yet, there’s no better time to do so than right now.
We’re revolutionizing the way the world drinks gin, and you don’t want to miss out! Invest in TUCK today and help get this party going.

It's the final countdown...

about 2 months ago


IT'S THE FINAL
COUNTDOWN...
TUCK
TUCK
TUCK
TUCK

We're getting giddy over here! Today marks the FINAL WEEK you'll be able to increase your share in the TUCK team.

So, get yourself involved before it's too late and help fuel the gin revolution!

SHOW MORE UPDATES

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California Investor Only - Do Not Sell My Personal Information

The AKA Spirits Inc (TUCK Gin) offering is now closed and is no longer accepting investments.

AKA Spirits Inc (TUCK Gin)

Gin and RTDs ReimaGINed


MODERN | AMERICAN | CRAFT
SPIRIT FOR A NEW GIN-ERATION

Website · Weston, CT · FOOD & BEVERAGE

$106,792 raised

68 Investors	$6.61M Valuation
$50.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	0 Days Left

OFFERING CLOSED

This offering ended on December 14, 2021 and is no longer accepting investments.

This Reg CF offering is made available through StartEngine Capital, LLC.

TUCK Gin is a uniquely craft gin designed specifically for the American palate. TUCK is an exceptional and accessible spirit that is less juniper-forward than traditional gins, having a modern flavor that appeals to gin lovers and non-gin drinkers alike. We have also created gin-based ready-to-drink (RTDs) canned cocktails that align with current market trends. We are all about gin, and our products reflect this obsession.

Overview | Team | Terms | Updates 22 | Comments | Follow

REASONS TO INVEST


TUCK
MODERN | AMERICAN | CRAFT
UNIQUELY CRAFT GIN
TUCK Gin is a uniquely craft gin designed specifically for the American palate. TUCK is an exceptional and accessible spirit that is less juniper-forward than traditional gins, having a modern flavor that appeals to gin lovers and non-gin drinkers alike.
EXPERIENCED FOUNDERS
Our founder team has decades of corporate and creative experience and an obsession with developing great gin and gin-based cocktails.
AWARD-WINNING FLAGSHIP GIN
Each botanical in our award-winning flagship gin is distilled individually to extract the cleanest flavor from each and to remove any bitter off-flavors, creating the perfect foundation for cocktails or sipping straight up with it's surprising and delightful taste.

THE PROBLEM


AMERICANS DON'T SEE GIN AS A YOUTHFUL SPIRIT
They view it as a spirit for their grandparent

We believe gin is beginning to catch on in the USA like it has in the rest of the world, but there is still a popular misconception that gin is your grandparent's drink. **We are here to change that.**

THE SOLUTION

We Believe in Making Gin Accessible to Everyone

TUCK is an American-styled gin that is designed to taste better to the average consumer than typical dry, juniper-dominated brands. We created our products to appeal to a broad audience, having a cool presentation, and offered in different, on-trend formats. Unlike many gins, ours is actually handcrafted to ensure brightness and freshness and remove bitter off-flavors.


LOCALLY PRODUCED
SMOOTH & COMPLEX
CITRUS & FLORAL NOTES

Meanwhile, our TUCK ready-to-drink (RTD) canned cocktails satisfy current consumer desire for convenient, ready-mixed and accessible quality cocktails.

Our RTDs combine our ultra-premium flagship gin with slightly sweetened organic teas for a caffeine free, non-carbonated, and 9.4% ABV beverage. We use just three or four quality ingredients, with no artificial sweeteners or flavors and actually brewed organic teas.


Each botanical is individually distilled and then blended for the
perfect sip


Order yours today at www.TUCKgin.com
@tuck_gin

We have reached a number of milestones in the past few years in our plans for expansion using the 3-tier liquor model, including:

- **Multiple awards**: the silver medal at the 2019 New York World Spirits Competition, and the silver medal at the 2020 San Francisco World Spirits Competition.
- **Two successful RTD launches**: TUCK Gin and Tea in late summer 2020, TUCK Gin and Green Tea with Honey in the spring of 2021.
- **$84k in sales** for FY0420 in our first year in the market.
- **500 points of distribution** for our product through partnerships **with distributors of choice** in Connecticut and Rhode Island, full vertical integrated **e-comm capability**, and **B2B distribution** in California.

THE MARKET

Two Major Markets to Disrupt

Currently, the US consumes 10 million cases of gin annually and growing, following the market's parabolic growth in the UK, Europe and Australia/NZ in the last decade.


GIN CATEGORY GROWTH
GLOBAL GIN & GENEVER SALES '000 $
GROWTH Y/Y
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
GIN
JUNIPER FLAVORED
GENEVER
TOTAL GIN & GENEVER Y/Y
SOURCE: IWSR, UBS ANALYSIS

** Source*

Meanwhile, cocktail-based RTDs on-premise were growing at 83% for the fifty-two weeks preceding December 2019. (Source)

WHY INVEST

An Exceptional Taste in a Growing Market

We want to bring our love of gin to a new generation of American consumers. Our ultimate goal is to create a portfolio of gin-related products and to become a national gin-centric liquor brand with international possibilities.


A New GIN-eration
TUCK GIN

Join us as we work to share TUCK Gin with a new generation of gin drinkers.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

May 2017 — **When it all started**
Perfected a well received gin based on a recipe 4 years in the making

May 2018 — **Become street legal**
Obtained regulatory approvals for the company, brand and product (minimal due to our business model uniquely positioning us within the 3-tier model

Dec 2018 — **Initial distribution established**
Engaged direct-to-retail distributors within the tri-state, a disruptive and low cost distribution model

Dec 2018 — **Formalize distilling partnership**
Partnered with a recognized industry incubator to distill and bottle for minimal capital investment.

Mar 2019 — **Register and TM TUCK Gin brand**
Designed a brand "TUCK Gin" protected by TM and internet real estate (URL, Facebook and Instagram)

May 2019 — **Start selling TUCK gin**
Started selling in CT in May and in NY/NJ in June through a direct-to-retail distribution model

July 2019 — **More production and some barrel aging**
Distilled our 2nd batch, laying down gin for barrel aging as an additional SKU along with additional bottle formats (375ml/1.75L)

Sep 2019 — **First medal at first try**
Won silver medal for our flagship gin at New York World Spirits Competition

Nov 2019 — **Transferred to traditional distribution in CT**
Engaged Hartley & Parker Ltd Inc as a traditional distributor to replace our direct-to-retail model in CT

Dec 2019 — **Start raising capital**
Commenced raising additional capital at $3m valuation from friends and family, at this point we were selling in 150+ retail and on-prem locations

Mar 2020 — **Second medal at second try**
Won silver medal for our barrel finished gin at San Francisco World Spirits Competition

Aug 2020 — **Soft launch first RTD**
Engaged with Connecticut Distributors Inc (CDI) as our distributor in CT and launched a limited release of our first canned cocktail/RTD, Tuck Gin and Black Tea

Jan 2021 — **Transferred all distribution in CT to CDI**
CDI becomes our distributor in CT for all products

Jan 2021 — **E-comm goes live**
Went live with fully operational e-commerce site, making products available in 26 states.

Mar 2021 — **Formalize distribution for Rhode Is**
Rhode Island Distributing which is a division of Mancini Beverage becomes our distributor in RI for all products.

Apr 2021 — **2nd RTD is run**
Plan to release second canned cocktail/RTD, Tuck Gin with Green Tea and Honey.

May 2021 — **Both RTDs available through all channels**
Both RTDs are available through traditional distribution and e-commerce.

Meet Our Team



Jonathan Davies

Co-Founder & President

A business executive and entrepreneur with 30+ years of leadership experience, Jonathan brings experience in start-ups in technology and energy and c-suite experience in financial services. Jonathan holds a BS in Molecular Sciences from the University of Warwick, UK and is a qualified UK Chartered Accountant. Jonathan is the original creator and distiller of our flagship gin.



Alexander Metviner

Co-Founder

A business executive with 30+ years of legal and financial experience, Alex practiced law in NYC before becoming a risk arbitrage trader and hedge fund portfolio manager focusing on mergers and acquisitions and other corporate special situations and was initially involved in the operational establishment of each firm. Alex received a BA in English from Oberlin College, Phi Beta Kappa and an JD, Magna Cum Laude from Boston University School of Law. Alex loves gin.



Fernando J Alva Mirás

Co-Founder

An entrepreneur and consultant with 20+ years of sales and brand development experience. As COO of specialty wine importer T. Edward Wines, Fernando launched approximately 50 private label wine brands and 65 new products in NY, NJ & CT. Later, his own strategy and project execution agency, developed a non-profit advertising distribution platform. Fernando holds a BA from Guilford College. Fernando previously planned to start a barrel aged cocktail business.



Geoff Shafer

Co-Founder

Geoff has spent the last 15 years working with some of the top brands globally. His clients include Diego, Heineken, and Pernod Ricard. Specifically working with Absolute, Bulleit, Crown Royal, Johnny Walker, Amstel, and Smirnoff. He co-founded a creative agency, The Visual Brand, and helped brand and launch Mighty Squirrel Brewing Co out of Waltham MA. Geoff holds a BFA from the Rhode Island School of Design. Geoff loves TUCK gin.



Josh Meah

Marketing Director

A marketing entrepreneur with 10+ years of experience developing and executing innovative growth and awareness campaigns for startups, e-commerce ventures, and Fortune 100 companies. He previously helped co-found and sell a startup focused on viral marketing campaigns and owns a leading marketing service provider that is #1 in its niche. Josh graduated summa cum laude with a degree in World Politics from Hamilton College. Josh's favorite spirit is gin and he worked closely with the team behind Ciroc vodka.



Karl Maruyama

Creative Designer

Karl has spent almost 40 years in graphic design, starting at Jack Hough Associates, then Tom Fowler Inc. and finally his own boutique practice in 2004, Maruyama Design, LLC. He has worked for clients such as CDC, WWF, EPA, and numerous not-for-profit organizations. Karl hold a BFA from The University of Hawaii at Manoa in graphic design. He is a cooking enthusiast in his spare time.



Pam Jarrin

Brand Ambassador

Pam has spent 10 years in retail account management and wholesale management both nationally and internationally for brands such as Marc Fisher and Teroforma. Pam is a well-regarded mixologist. Pam holds a BA from University of Bridgeport in Industrial Design. Pam loves gin and helped create the TUCK and Green Tea RTD concept.

Offering Summary

Company	:	AKA Spirits Inc
Corporate Address	:	83 Old Farm Road, Weston, CT 06883
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Class B Common Stock
Minimum Number of Shares Offered	:	200
Maximum Number of Shares Offered	:	21,400
Price per Share	:	$50.00
Pre-Money Valuation	:	$6,614,700.00

Live perks

Invest within the first 24 hours, receive 10% bonus shares.

Volume

Invest $500 - Premium TUCK Gin tee-shirt/baseball hat

Invest $1,000-- 3% bonus shares, TUCK Gin shot glasses and 15% off all e-comm purchases for 12M

Invest $2,500 -- 20% off all e-comm purchases for 12M and exclusive access to special merch

Invest $5,000 -- Investor special reserve single barrel TUCK barrel aged gin

Invest $10,000 --5% bonus shares, Investor special reserve single barrel TUCK barrel aged gin

Invest $25,000 -- 10.0% bonus shares, Investor special reserve single barrel TUCK barrel aged gin

Invest $50,000 --15% bonus shares, Free weekend trip to Greenport, NY to meet the founder team, distillery tour and tasting, share the vision etc.

Invest $100,000 -- 20% bonus shares, Free weekend trip to Greenport, NY to meet the founder team, distillery tour and tasting, share the vision etc.

The 10% StartEngine Owners' Bonus

Tuck Gin will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $50/ share, you will receive and own 110 shares for $5000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Any bonus shares received by an investor as a result of making a reservation in this Testing the Waters campaign and subsequently investing in an offering by the Company will be in addition to any bonus shares offered during the Company's live offering. For example, if we offer 10% bonus shares for making a reservation in this Testing the Waters ("TTW") campaign, and then an investor completes an investment in our live offering, and the live offering has an additional 10% bonus you are eligible for, you will receive both bonuses combined as a percentage of your original investment amount. If you purchase 100 shares, you will receive 120 shares total in the live offering (100 (original investment) + 10 (10% bonus shares from your TTW reservation) + 10 (10% bonus shares from the live offering perk).

TTW Reservation Perks*

Reserve during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.

The Company may provide additional perks based on different criteria if and when the offering campaign becomes live.

**All Perks occur after the offering ends.*

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

LAST CALL!!

about 1 month ago


CHEERS TO A NEW GIN-ERATION

We're down to the wire with only two or so hours remaining for you to invest in TUCK Gin.

There's a reason we're creating a new "gin-eration" of gin drinkers. Our award-winning gin has unforgettable flavor with a modern twist, and with our low capital business model, your investment is all we need to reach the top!

Don't miss your chance to get in on the ground floor of something great. Invest in TUCK now before it's too late!

We Hit $100k! 10 Hours Still Left to Invest!

about 1 month ago



WE HIT $100K!
10 HOURS STILL LEFT TO INVEST!

We're extremely grateful to all of our investors who've helped us get this far, but our journey is just beginning, and you still have 10 hours to get in on the action.

Our partnership with Matchbook Distilling takes out the high starting costs that usually haunt new spirit brands, and a partnership with TAG USA will help us reach large markets for distribution early in the game.

Together, these partnerships make TUCK a highly scalable investment opportunity you don't want to miss out on.

TUCK Gin is going places, so if you want to come along for the ride, **invest now before time runs out.**

Tick Tock TUCK!

about 1 month ago



LAST DAY TO INVEST IN TUCK!

Only 17 hours left to invest!

We've come a long way, but we're just getting started. We already have plans to expand our distribution to FL, GA, and CA, and there's much more to come, so don't miss out!

This is your last chance to join in our mission to share our award-winning gin with the world, so if you've been waiting for the right time to double down on your investment, that time is now.

The clock is ticking...invest in TUCK today.

Time is running out ⌛ Invest in TUCK Today!

about 1 month ago



TIME IS RUNNING OUT ⌛ INVEST IN TUCK TODAY!

Tomorrow is the last day for you to decide.

Will you sit back and watch as TUCK takes off, or will you increase your investment and join us in disrupting the market?

Our gin is going places with a highly scalable business model, amazing taste, and modern vibes. We have current distribution in CT, RI, and NY with plans to expand to FL, GA, and CA.

If you want to be a major part of the action, today is the day. Boost your investment and become a part of a brand that is about to reach a whole new level.

We can't wait to see how far TUCK goes, and we hope you'll be there to witness it with us.

Only 2 days left to invest in TUCK: Here's what you need to know

about 1 month ago



ONLY 2 DAYS LEFT TO INVEST IN TUCK

In the final two days, be sure to invest in the outrageously different, award-winning premium TUCK Gin. Through balanced flavors, fresh ingredients, and innovative gin-based RTD products, TUCK aims to create a new gin-eration of gin drinkers.

> "From an investor's standpoint, the company can be described as a low-capital brand without many moving parts. This could make TUCK more agile and provide higher margin with less liabilities on its financial statements."1

You can read more about our highly scalable, unique business model here, as well as learn more about our coming expansion into new territories that crave our refreshing RTD cocktails.1

Cheers to an incredible, unique, and flavorful product line - invest, sip, and savor the smooth finish with us this round.

Grab a koozie though, the journey has just begun.

Still on the fence? Only THREE DAYS LEFT to invest in TUCK

about 1 month ago


STILL ON THE FENCE?
ONLY THREE DAYS LEFT
TO INVEST IN TUCK

Let's face it, sitting on a fence is rather uncomfortable. There are only **THREE days left to invest in TUCK**, so it's now or never.

Come on over to our side of the fence, grab a delicious cocktail, and invest in the best-tasting gin around. We can't wait to get TUCK off the ground and into a store near you!

Read more here on how TUCK makes every sip of gin a sensational experience with our unique recipe and innovative business model.

Raise a glass to new territories!

about 1 month ago


RAISE A GLASS TO NEW TERRITORIES!

We've had fun sharing TUCK with our Northeastern friends, so we're excited for TUCK to be heading South!

A partnership with TAG USA will enable us to bring the great taste of TUCK to two HUGE markets—Georgia and Florida! We're excited to share the TUCK experience with our friends in the South East who we know are going to love our gin.

Read more on TUCK's partnership expansions and innovative business model here.

Also, don't forget we're down to just **FOUR DAYS LEFT** to invest! So, join the party and invest in TUCK today.

Bump up your share in TUCK while you still can!

about 1 month ago


BUMP UP YOUR SHARE IN TUCK
WHILE YOU STILL CAN!

We're down to just **FOUR DAYS LEFT!** Don't get caught up in life's shenanigans and miss the train.

We've been chugging along and making BIG moves, and we want to make sure you get an even bigger slice of the pie. So, bump up your share in TUCK today and make sure you're on board for the ride.

Only five days left to invest in TUCK

about 1 month ago


ONLY FIVE
DAYS LEFT
TO INVEST
IN TUCK

The clock is ticking. If you haven't clicked that button and invested yet, there's no better time to do so than right now.
We're revolutionizing the way the world drinks gin, and you don't want to miss out! Invest in TUCK today and help get this party going.

It's the final countdown...

about 2 months ago


IT'S THE FINAL
COUNTDOWN...

We're getting giddy over here! Today marks the FINAL WEEK you'll be able to increase your share in the TUCK team.

So, get yourself involved before it's too late and help fuel the gin revolution!

SHOW MORE UPDATES

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

My name is Jonathan Davies, I'm the President and Chief Tasting Officer of AKA Spirits, who own the brand TUCK Gin. We didn't want to create another gin in the center of the gin lane. We didr

- The illustrations of the botanicals are present in all of our packaging, kind of artfully woven in as a backdrop to the logo and the labeling and the color, the pink from the brand, really pulls this frc

- So there are many awards that are offered in the liquor space. The preeminent awards though, are San Francisco World Spirits Competition and the International World Spirits Competition in Lc

- It's been so satisfying to see the universal appeal of TUCK and how so many different types of people really respond to it. One of the really first indicators that I knew that we had a winner here,

- I kinda had people asking if I'd carry TUCK for a while, and I really liked it. I mean, you'd be surprised how many people now that have on the back bar will come up and be like, that TUCK stuff,

- Our ready-to-drink, which some people call RTDs, is in a sense that gasoline for our company. We believe it's going to fuel the growth, both in terms of volume of liquid drunk and also our profita

- We took the flagship gin and we mixed it with some beautiful organic black tea and a little teeny bit of sugar and it was such a runaway success that we knew that we had to can it and make it in

- We're not really just a startup, we've been doing this for, now, about three years. We have traditional distribution in a few states, we're mostly focused in the Northeast. We started in Connecticu

- I love what goes into our gin. I love the fact that we use fresh botanicals, for example. I love that the four founders have peeled them ourselves, together, around the kitchen table. We'll be launc

- As much as I love our flagship gin, I think my favorite variant that we came out with overall was our barrel-aged. We ended up taking this, our flagship gin, putting it in barrels for about three mor

- TUCK is fantastic in terms of what we can do going forward, in terms of using it for sales and marketing. You know what rhymes with a great word? And at TUCK we actually do give a TUCK.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FILING #0007259306 PG 01 OF 02 VOL B-02653
FILED 03/25/2021 12:00 PM PAGE 01769
SECRETARY OF THE STATE
CONNECTICUT SECRETARY OF THE STATE

Secretary of the State of Connecticut

PHONE: 860-509-6003 • EMAIL: crd@ct.gov • WEB: www.concord-sots.ct.gov

CERTIFICATE OF AMENDMENT
STOCK CORPORATION

• *Use ink.* • *Print or type.*
• *Attach additional 8 1/2 x 11 sheets if necessary*

FILING PARTY *(confirmation will be sent to this address)*:

NAME: Jonathan Davies
ADDRESS: 83 Old Farm Road
CITY: Weston
STATE: CT ZIP: 06883

FILING FEE: $100.00
Make checks payable to "Secretary of the State"

1. NAME OF CORPORATION ***(required)*** *(must exactly match the name on record with our office, including the business designation, (e.g., Inc., Corp, Corporation, etc):*
AKA Spirits Inc

2. STATEMENT OF AMENDMENT ***(required)*** *(check only one of the following statements, 2A, 2B, or 2C)*

THE CERTIFICATE OF INCORPORATION IS:

☑ **2A AMENDED ONLY.** *In section 3A below, provide the full text of any amendments to the corporation's certificate of incorporation, including any name changes.*

☐ **2B AMENDED AND RESTATED.** *In section 3A below, provide the full text of each amendment* ***and*** *attach a complete restatement of the corporation's certificate of incorporation, incorporating the amendments.*

☐ **2C RESTATED.** *Attach one document consolidating all previous amendments into the corporation's Certificate of Incorporation.*

3. *CHECK THE BOX 3A, 3B ON THE NEXT PAGE, OR BOTH, AS APPLICABLE*

☑ **3A. TEXT OF AMENDMENTS / SPECIFIC PUBLIC BENEFITS**
(if electing Benefit Corporation status in Section 3B on the next page, provide the text of the specific public benefits here, if any.)

3. IF MORE THAN ONE CLASS OF SHARES, SET FORTH THE TERMS, LIMITATIONS, RELATIVE RIGHTS AND PREFERENCES OF EACH CLASS OF SHARES AND SERIES THEREOF PURSUANT TO CONN. GEN. STAT. SECTION 33-665:

Class A Common, par value $0.01, has 3 votes per share upon issuance. Class A common shall convert to Class B common upon any transfer of shares after initial issuance.

Class B Common, par value $0.01, has 1 vote per share.

Other than voting rights, Class A Common and Class B Common are identical as to all rights and preferences.

☐ *check box if additional pages are attached*

FILING #0007259306 PG 02 OF 02 VOL B-02653
FILED 03/25/2021 12:00 PM PAGE 01770
SECRETARY OF THE STATE
CONNECTICUT SECRETARY OF THE STATE

☐ **3B. STATEMENT ELECTING BENEFIT CORPORATION STATUS**
(__Must__ check box 3B to elect benefit corporation status)

The corporation elects to be a Benefit Corporation. In addition to the stated purposes for which the corporation is formed, the corporation shall also have the purpose to create a general public benefit as defined in the Connecticut Benefit Corporation Act.

NOTE: *If the Benefit Corporation adopts one or more specific public benefits in addition to the required general public benefit, check box 3A in addition to 3B, and set forth the specific public benefits in the space provided for in section 3A above.*

4. STATEMENT OF APPROVAL ***(required)*** *(must check the box for only one statement, 4A, 4B, 4C or 4D)*

☐ **4A THE AMENDMENT WAS APPROVED BY SHAREHOLDERS IN THE MANNER REQUIRED BY SECTIONS 33-600 TO 33-998 OF THE CONNECTICUT GENERAL STATUTES, AND BY THE CERTIFICATE OF INCORPORATION.**

☐ **4B THE AMENDMENT WAS APPROVED BY THE INCORPORATORS. NO SHAREHOLDER APPROVAL WAS REQUIRED.**

☑ **4C THE AMENDMENT WAS APPROVED BY THE BOARD OF DIRECTORS. NO SHAREHOLDER APPROVAL WAS REQUIRED.**

☐ **4D THE AMENDMENT WAS APPROVED BY A MINIMUM STATUS VOTE, AS REQUIRED BY THE CONNECTICUT BENEFIT CORPORATION ACT. SELECT D IF A MINIMUM STATUS VOTE RESULTED IN THE ELECTION OF BENEFIT CORPORATION STATUS.**

5. EXECUTION/SIGNATURE ***(required)*** *(subject to penalty of false statement)*

DATE *(mm/dd/yyyy)*: 03 / 24 / 2021

NAME OF SIGNATORY *(print or type)*	CAPACITY/TITLE OF SIGNATORY *(print or type)*	SIGNATURE
Jonathan Davies	President	▶ [signature]

Start Investing | Edit My Campaign | Trade NEW | Blog | Diana C.

AKA Spirits Inc (TUCK Gin) is currently in the **Test the Waters Phase** for **Title III** investments.

AKA Spirits Inc (TUCK Gin)

Gin and RTDs ReimaGINed



Reserve Now

Website | Weston, CT | FOOD & BEVERAGE

Terms

Equity Offering Type	**$6.61M** Valuation
$50.00 Price per Share	**$250.00** Min. Reservation
Common Shares Offered	**TTW** Offering

RESERVE NOW

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC.

Our passion to create a modern, craft American style gin is perfected in TUCK gin and its related Ready-to Drink (RTD) cocktails. Each individually distilled botanical is blended to create a gin with a uniquely lush and balanced flavor. Unlike with the gins your grandparents drank, we are confident that you will taste the quality and enthusiasm that goes into making this contemporary tasting liquor whether drunk by itself, in a cocktail or in our RTDs.

Overview | Team | Terms | Updates | Comments | Following

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TTW Reserve shares early & Get exclusive perks RESERVE NOW

Reasons to Invest

1. Focus: Unlike most liquor brands, we focus exclusively on gin and gin related products because we are passionate about gin and expect gin to experience significant growth in the US as seen in other countries in the last decade.

2. Growth: Our medium goal is to capture 0.5-1% of the present and growing US gin market, and together with our growing RTD opportunities should translate to approx. $20 million in annual sales in the US alone. Given our low capital structure, free cash flow per share should be significant in future years without substantial investment except in sales and marketing.

3. Quality: Winner of silver medals in two prestigious competitions which are testaments to our ingredients, process and brand. Our products are ultra-premium, but offered at lower price points, making TUCK accessible and driving sales. This award-winning gin is at the heart of all of our products.



TUCK
TUCK GIN & TEA
TUCK
GIN

Rewards

Get rewarded for investing more into AKA Spirits Inc (TUCK Gin):

$250+
Investment

TTW Reservation Perks*

Reserve during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live. The Company may provide additional perks based on different criteria if live.

Reserve Shares

- **May 2017 — When it all started**: Perfected a well received gin based on a recipe 4 years in the making
- **May 2018 — Become street legal**: Obtained regulatory approvals for the company, brand and product (minimal due to our business model uniquely positioning us within the 3-tier model)
- **Dec 2018 — Initial distribution established**: Engaged direct-to-retail distributors within the tri-state, a disruptive and low cost distribution model
- **Dec 2018 — Formalize distilling partnership**: Partnered with a recognized industry incubator to distill and bottle for minimal capital investment, leading to healthy relative margins
- **Mar 2019 — Register and TM TUCK Gin brand**: Designed a brand "TUCK Gin" protected by TM and internet real estate (URL, Facebook and Instagram)
- **May 2019 — Start selling TUCK gin**: Started selling in CT in May and in NY/NJ in June through a direct-to-retail distribution model
- **July 2019 — More production and some barrel aging**: Distilled our 2nd batch, laying down gin for barrel aging as an additional SKU along with additional bottle formats (375ml/1.75L)
- **Sep 2019 — First medal at first try**: Won silver medal for our flagship gin at New York World Spirits Competition
- **Nov 2019 — Transferred to traditional distribution in CT**: Engaged Hartley & Parker Ltd Inc as a traditional distributor to replace our direct-to-retail model in CT
- **Dec 2019 — Start raising capital**: Commenced raising additional capital at $3M valuation from friends and family, at this point we were selling in 150+ retail and on-prem locations.
- **Mar 2020 — Second medal at second try**: Won silver medal for our barrel finished gin at San Francisco World Spirits Competition
- **Aug 2020 — Soft launch first RTD**: Engaged with Connecticut Distributors Inc (CDI) as our distributor in CT and launched a limited release of our first canned cocktail/RTD, Tuck Gin and Black Tea
- **Jan 2021 — Transferred all distribution in CT to CDI**: CDI becomes our distributor in CT for all products
- **Jan 2021 — E-comm goes live**: Went live with fully operational e-commerce site, making products available in 26 states.
- **Mar 2021 — Formalize distribution for Rhode Is**: Rhode Island Distributing becomes our distributor in RI for all products.
- **Apr 2021 — 2nd RTD is run**: Plan to release second canned cocktail/RTD, Tuck Gin with Green Tea and Honey.
- **May 2021 — Both RTDs available through all channels**: Both RTDs are available through traditional distribution and e-commerce.

Meet Our Team



Jonathan Davies
Co-founder / President



Alex Metviner
Co-founder / Business Development



Fernando J Alva Miras
Co-founder / Sales and Social Media



Geoff Shafer
Co-Founder / Brand Creative



Pam Jarrin
Brand Ambassador

Offering Summary

Company : AKA Spirits Inc

Corporate Address : 83 Old Farm Road, Weston, CT 06883

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount (per investor) : $250.00

Terms

Offering Type : Equity

Security Name : Class B Common Stock

Minimum Number of Shares Offered : 200

Maximum Number of Shares Offered : 21,400

Price per Share : $50.00

Pre-Money Valuation : $6,614,700.00

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Any bonus shares received by an investor as a result of making a reservation in this Testing the Waters campaign and subsequently investing in an offering by the Company will be in addition to any bonus shares offered during the Company's live offering. For example, if we offer 10% bonus shares for making a reservation in this Testing the Waters ("TTW") campaign, and then an investor completes an investment in our live offering, and the live offering has an additional 10% bonus you are eligible for, you will receive both bonuses combined as a percentage of your original investment amount. If you purchase 100 shares, you will receive 120 shares total in the live offering (100 (original investment) + 10 (10% bonus shares from your TTW reservation) + 10 (10% bonus shares from the live offering perk).

TTW Reservation Perks*

Reserve during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.

The Company may provide additional perks based on different criteria if and when the offering campaign becomes live.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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